Penfolds
Australia's Most Famous Wine


ROSEMOUNT ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

17 February 2005



The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
TARGET'S STATEMENT & MEDIA RELEASE

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

February 17, 2005

SOUTHCORP: IT'S NOT TIME TO SELL

SYDNEY - Southcorp Directors today unanimously urged shareholders to reject Foster's $4.17 per share takeover offer, describing the bid as inadequate and opportunistic.

The Directors recommended that Southcorp shareholders should ignore the Foster's offer and take no action in relation to their shares.

"The message to our shareholders is clear – it's not time to sell your shares," Southcorp Chief Executive Officer, John Ballard, said.

"Southcorp's management team is delivering, the global wine cycle is turning and our financial performance is demonstrating tangible improvement. Southcorp's Board believes that it is not in the interest of Southcorp shareholders to accept this offer and allow Foster's to benefit from this upside at their expense.

"Southcorp is one of the world's great wine companies, possessing three of the most recognised Australian wine brands," Mr Ballard said. "We would be a jewel in anyone's crown.

"Foster's bid is a great deal for Foster's but fails to recognise the strategic value of Southcorp, nor does it acknowledge the synergistic value Foster's would extract from Southcorp were it successful."

Southcorp has identified estimated cost savings of $160 million per annum that could be achieved by Foster's were it to succeed in its bid for Southcorp. This is equivalent to $2.13 per Southcorp share.

"There is significant value - $2.13 per share - in the cost savings of combining Southcorp with Foster's, but Foster's offer does not adequately compensate Southcorp shareholders for this value. This shows why Foster's refuses to reveal their synergy targets."

In addition to rationalising some Southcorp facilities, Mr Ballard said the company's analysis revealed that, upon owning 100% of Southcorp, Foster's would be able to:

- Close its Rothbury Estate winery in the Hunter Valley in NSW
- Close its Jamieson's Run winery in the Coonawarra region of South Australia
- Rationalise packaging facilities in the Barossa Valley and cancel the expansion of packaging facilities at the Wolf Blass winery
- Relocate Foster's sparkling wine production to Southcorp's Karadoc winery
- Rationalise viticulture and grower relations functions

- Consolidate international distribution activities at Nuriootpa and Outer Harbour in South Australia, leading to higher export volumes through these sites and lower freight and container handling costs
- Rationalise sales operations and regional head offices

Additionally, Southcorp released further information about the benefits of the Veraison program, which is targeted to deliver significant incremental pre-tax profits in 2006 and subsequent periods. Southcorp last week reported a 58% increase in pre-tax profit of $78 million for the first half of 2005, and EBITA of $96.3 million, which allowed it to recommence dividend payments ahead of schedule. The company is forecasting EBITA of $238 million for 2006 and a dividend of 11 cents per share, fully franked.

"The market dynamics in the wine industry are changing. We are emerging from the bottom of the cycle after a period of oversupply. This will be good for Southcorp's bottom line. Foster's acknowledges this improvement for the global wine industry in its rhetoric, but not in its offer price for Southcorp shareholders.

"If Foster's bid succeeds at $4.17, Foster's will get the upside that's on the way - not Southcorp shareholders. Make no mistake - as it currently stands we see this as a great deal for Foster's, but a lousy deal for Southcorp shareholders.

"Now is not the time for Southcorp shareholders to sell their shares."

For further information:

Media
Michelle Lawlor
Direct: 61 2 9465 1224
Mob: 0402 894 303

Analysts
Kristina Devon
Direct: 61 2 9465 1048
Mob: 0409 030 767

Ross Thornton
Third Person
Mobile: 0418 233 062

Penfolds
Australia's Most Famous Wine


ROSEMOUNT ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

17 February 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
SLIDES – ANALYSTS' PRESENTATION

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

ANALYST
BRIEFING

Southcorp
Target's Statement

by Southcorp Limited ABN 80 007 722 643

Reject
Foster's Offer

Deutsche Bank — Financial Adviser
Allens Arthur Robinson — Legal Adviser

This is an important document and requires your immediate attention. If you are in any doubt as to what you should do, consult your professional adviser.

SOUTHCORP

17 February 2005


IT'S
NOT
TIME

Why Southcorp shareholders should reject Foster's Offer of $4.17:

- The Offer is opportunistic
- Foster's will benefit at the expense of Southcorp shareholders
- Southcorp would be a jewel in anyone's crown
- Don't believe the Oatley's negotiated a 'great price'

SOUTHCORP

IT'S NOT TIME



Steve McClintock

Chief Financial Officer
Southcorp

SOUTHCORP

IT'S NOT TIME

Financial Summary

- 2005 and 2006 forecasts
- Key issues for 2007 and beyond
- Synergy benefits
- Valuation issues

SOUTHCORP

Key Assumptions for 2005 and 2006


IT'S
NOT
TIME

- Grape prices based on market values issued by the company in January 2005 or contracted amounts
- Currency rates of A$1=US$0.76 and GBP0.405
- Veraison contributes $31 million in incremental profits in 2006, including $20 million from the Asset Review
- No price increases
- 11 cent fully franked dividend in 2006

SOUTHCORP

2005 Forecasts – Summary


IT'S
NOT
TIME

	2004 Actual	2005 Forecast	change
Volumes (million cases 9LE) excluding bulk wine	20.1	21.0	4.5%
A$ millions			
Sales Revenue	1,062.2	1,081.0	1.8%
Other Revenue	96.4	95.0	(1.5%)
Total Revenue	**1,158.6**	**1,176.0**	**1.5%**
EBITA (pre SGARA)	**175.9**	**195.0**	**10.8%**
Net profit after tax	**46.2**	**113.0**	**144.6%**

SOUTHCORP

2005 Forecasts – H205 v H204





$125M
100
75
50
25
0
101
7
1
-7
12
-15
-5
94
H204
Volume
Price/Mix
A&P
COGS & Other
Currency Impact
Supers Impact
H205

SOUTHCORP

2006 Forecasts – Summary



	2005 Forecast	2006 Forecast	change
Volumes (million cases 9LE) excluding bulk wine	21.0	23.3	11.0%
A$ millions			
Sales Revenue	1,081.0	1,192.0	10.3%
Other Revenue	95.0	90.0	(5.3%)
Total Revenue	**1,176.0**	**1,282.0**	**9.0%**
EBITA (pre SGARA)	**195.0**	**231.0**	**18.5%**
Net profit after tax	**113.0**	**147.0**	**30.1%**

SOUTHCORP

2006 Forecasts – 2006 v 2005





$300M
200
100
0
195
41
1
-14
-25
-11
-10
25
29
231
FY05
VolumePrice/Mix
A&P
Net Expected Cost Increases
Inventory Provisions
Currency Impact
Veraison Savings
Grape Cost Savings
FY06

SOUTHCORP

Key issues for 2007 and beyond… Veraison



	Forecast	Targeted		
	2006	2007	2008	2009
Phase 1 – run rate by June 2004	40	40	40	40
Asset Review	20	24	27	27
End to end process review	6	18	24	31
Other initiatives	7	9	10	10
Run rate savings	**73**	**91**	**101**	**108**

$35 million pa

SOUTHCORP

Note that 2006 Veraison savings are net of $1.8 million in restructure costs

Key issues for 2007 and beyond...
Veraison - End to end process review


IT'S
NOT
TIME

	Forecast	Targeted		
	2006	**2007**	**2008**	**2009**
Production efficiency	3	6	7	8
Procurement	1	3	5	7
Supply chain end to end	-	7	11	17
Complexity	4	7	7	7
Head office & regional alignment	2	3	4	5
Contingency	(4)	(8)	(10)	(13)
Run rate savings	**6**	**18**	**24**	**31**

SOUTHCORP

Key issues for 2007 and beyond...
Grape Cost Savings


IT'S
NOT
TIME

	Forecast	Targeted		
	2006	**2007**	**2008**	**2009**
Lower grape prices	29	43	47	47
Legacy contracts	-	1	3	9
Grape cost savings	**29**	**44**	**50**	**56**

$27 million pa

SOUTHCORP



These profits are available to Foster's in addition to $160 million synergy benefits

	Targeted benefit $m/pa by 2009
Veraison initiatives	35
Grape cost savings	27
	62

SOUTHCORP

Key Ratios = Management is delivering



Financial performance
EBITA & margins[1]



Regional EBITA $m
Regional EBITA %
250
200
150
100
50
20%
15%
10%
5%
2003
2004
2005
2006
EBITA
EBITA %

Return on capital employed[1]



15%
ROCE%
WACC
15%
10%
10%
5%
5%
2003
2004
2005
2006
2004 Weighted average cost of capital

Gearing and interest cover[3]



70%
Gearing %
Times
10
60%
50%
40%
30%
20%
10%
8
6
4
2
2003
2004
2005
2006
Gearing
Interest Cover

Shareholder scorecard
Return on Equity[1]



12%
9%
6%
3%
2003
2004
2005
2006

Dividends per Share



12
Cents
9
6
3
2003
2004
2005
2006

Earnings per Share



25
Cents
20
15
10
5
2003
2004
2005
2006

Synergy Benefits


IT'S
NOT
TIME

	Estimated benefit $m/pa
Production and packaging infrastructure - Development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale	23
Procurement, logistics and warehousing – improvements	8
Sales operations – Optimisation of sales operations including elimination of duplication of sales functions	71
Administrative functions – Optimisation of administrative functions and other overhead duplication which is likely to result in the closure of the Southcorp head office	58
	160

SOUTHCORP

Synergy Benefits – Production and packaging infrastructure


IT'S
NOT
TIME

	Estimated benefit $m/pa
Facilities rationalisation ▪ Rationalise wineries ▪ Insourcing Foster's wine production ▪ Bilyara bottling capacity to Nuriootpa and Karadoc ▪ Depreciation saving	19
Viticulture rationalisation	4
	23

SOUTHCORP

Synergy Benefits – Procurement, logistics and warehousing


IT'S
NOT
TIME

	Estimated benefit $m/pa
Improved purchasing power dry goods, oak and company services	4
Extension of international distribution initiatives to Foster's and consolidation of activity to Outer Harbour	4
	8

SOUTHCORP

Synergy Benefits – Sales operations


IT'S
NOT
TIME

	Estimated benefit $m/pa
Australasia	22
UK / Europe	12
Americas	37
	71

SOUTHCORP

Synergy Benefits – Administrative functions


IT'S
NOT
TIME

	Estimated benefit $m/pa
Group production overheads	15
Corporate costs	43
	58

SOUTHCORP

Approach to valuation


IT'S
NOT
TIME

- $4.17 is not enough
- Have sought to give the market a clear understanding of the value to Foster's:
  - detailed estimates of synergies – a key value-driver for Foster's
  - detailed guidance on long term earnings outlook
- Have refuted Foster's valuation arguments in detail
- Have provided a clear recommendation in relation to the current offer of $4.17

SOUTHCORP

Foster's claims:

"The Offer is one of the highest multiples ever offered for a wine company"


IT'S
NOT
TIME


One Year Historical EV/EBITDA Transaction Multiples
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
EV / LTM EBITDA
Average (excl. Foster's / Southcorp) = 16.5x
Foster's / Beringer (Aug '00)
Constellation / BRL (Jan '03)
Constellation / Mondavi (Oct '04)
Southcorp / Rosemount (Feb '01)
Diageo / Chalone (Dec '04)
Allied / Montana (Feb '01)
Foster's / Southcorp (Jan '05)

The multiple must reflect the cycle and the synergies


SOUTHCORP

Foster's claims:

"The Offer is a premium to average trading multiples for comparable companies"


IT'S
NOT
TIME


Average 1 year Forward EV/EBITDA Trading Multiples (3 years to 31 Dec 04)
14.0x
12.0x
10.0x
8.0x
6.0x
Average 1 year forward EV / EBITDA
Southcorp = 12.5x
Average (excl. Southcorp) = 9.2x
36%
Constellation
Evans & Tate
Baron de Ley
McGuigan Simeon
Vincor
Lion Nathan
Allied Domecq
Pernod Ricard
Foster's
Diageo
Southcorp

Southcorp is not an "average" wine company – it has traded at a premium over an extended period


SOUTHCORP



IT'S NOT TIME

John Ballard

Managing Director & Chief Executive Officer

Southcorp

SOUTHCORP

"It's not time"

IT'S NOT TIME



- The Offer is opportunistic
- Foster's will benefit at the expense of Southcorp shareholders
- Southcorp would be a jewel in anyone's crown
- Don't believe the Oatley's negotiated a 'great price'

SOUTHCORP

Australia's Most Famous Wine



ROSEMOUNT ESTATE
The prestige wine of Australia



LINDEMANS
making life more enjoyable

17 February 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
SLIDES – MEDIA PRESENTATION

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

MEDIA BRIEFING

Southcorp
Target's Statement

by Southcorp Limited ABN 80 007 722 643

Reject Foster's Offer

Deutsche Bank — Financial Adviser
Allens Arthur Robinson — Legal Adviser

This is an important document and requires your immediate attention. If you are in any doubt as to what you should do, consult your professional adviser.

SOUTHCORP

17 February 2005


IT'S NOT TIME
John Ballard
Managing Director & Chief Executive Officer
Southcorp
SOUTHCORP

IT'S NOT TIME

Why Southcorp shareholders should reject Foster's Offer of $4.17


IT'S
NOT
TIME

- The Offer is opportunistic
- Foster's will benefit at the expense of Southcorp shareholders
- Southcorp would be a jewel in anyone's crown
- Don't believe the Oatley's negotiated a 'great price'

SOUTHCORP

Foster's offer is opportunistic


IT'S
NOT
TIME

- Southcorp's performance is improving … the management team is delivering
  - Pre tax profits up 58% from $49 million to $78 million
  - An operating cash flow improvement of 35% from $90 million to $122 million
- The wine industry is emerging from oversupply
  - Smaller US vintages
  - Strong reputation of Australian wine
- Southcorp's shares are already trading well above the Offer price

SOUTHCORP

Foster's will benefit at the expense of Southcorp shareholders


IT'S
NOT
TIME

- Southcorp's highly strategic assets are a great fit for Foster's
- Considerable benefits will flow to Foster's
- The Southcorp Board and Management Team believe $4.17 does not adequately compensate shareholders for these benefits

SOUTHCORP

Foster's will benefit at the expense of Southcorp shareholders



IT'S
NOT
TIME

Value of potential synergies

= **$160 million** p.a. or

$2.13 per share

SOUTHCORP

Southcorp would be a jewel in anyone's crown



IT'S
NOT
TIME

- Southcorp's brands, vineyards and heritage assets are unique and extremely valuable
- Southcorp can deliver the No 1 position in the world of premium wine

Global Premium Revenue Estimates[1] (US$ Billions)



2.0
US$ Billions
2.0
1.5
1.0
0.5
0.8
0.8
Southcorp + Foster's
Constellation
Gallo
Southcorp
Pernod Ricard
Allied Domecq
Diageo
Kendall Jackson
Vincor

SOUTHCORP

The Oatley Family didn't negotiate a 'great price' for Southcorp shareholders


IT'S
NOT
TIME

- The Oatley Family agreed to sell their shares for a MINIMUM of $4.17 each
- Foster's has proposed additional benefits for the Oatley Family that are NOT available to Southcorp shareholders

SOUTHCORP

Why Southcorp shareholders should reject Foster's Offer of $4.17


IT'S
NOT
TIME

- The Offer is opportunistic
- Foster's will benefit at the expense of Southcorp shareholders
- Southcorp would be a jewel in anyone's crown
- Don't believe the Oatley's negotiated a 'great price'

SOUTHCORP


IT'S
NOT
TIME



Steve McClintock

Chief Financial Officer
Southcorp

SOUTHCORP


IT'S
NOT
TIME

Key financial considerations…

- Strong profit growth in 2005 and 2006
- $160 million in synergy benefits to Foster's
- Beyond 2006…. $62 million in additional earnings from Veraison and grape cost savings
- Valuation issues

SOUTHCORP

2005 Forecasts


IT'S
NOT
TIME

	2004 Actual	2005 Forecast	change
Sales Revenue	1,062.2	1,081.0	1.8%
EBITA (pre SGARA)	175.9	195.0	10.8%
Net profit after tax	46.2	113.0	144.6%
Per share data:			
Earnings (cents)	6.2	15.2	145.2%
Dividends	-	6.0	n/a

SOUTHCORP

2006 Forecasts


IT'S
NOT
TIME

	2005 Forecast	2006 Forecast	change
Sales Revenue	1,081.0	1,192.0	10.3%
EBITA (pre SGARA)	195.0	231.0	18.5%
Net profit after tax	113.0	147.0	30.1%
Per share data:			
Earnings (cents)	15.2	19.7	29.6%
Dividends	6.0	11.0	83.3%

SOUTHCORP

Synergy Benefits


IT'S
NOT
TIME

	Estimated benefit $m/pa
Production and packaging infrastructure - Development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale	23
Procurement, logistics and warehousing – improvements	8
Sales operations – Optimisation of sales operations including elimination of duplication of sales functions	71
Administrative functions – Optimisation of administrative functions and other overhead duplication which is likely to result in the closure of the Southcorp head office	58
	160

SOUTHCORP

Beyond 2006.... $62 million in profits available to Foster's in addition to the $160 million synergy benefits


IT'S
NOT
TIME

	Targeted benefit $m/pa by 2009
Veraison initiatives	35
Grape cost savings	27
	62

SOUTHCORP

Key Ratios = Management is delivering


IT'S
NOT
TIME

Financial performance

EBITA & margins



Return on capital employed



Gearing and interest cover



Shareholder scorecard

Return on Equity



Dividends per Share



Earnings per Share



Approach to valuation


IT'S
NOT
TIME

- $4.17 is not enough
- Have sought to give the market a clear understanding of the value to Foster's:
  - detailed estimates of synergies – a key value-driver for Foster's
  - detailed guidance on long term earnings outlook
- Have refuted Foster's valuation arguments in detail
- Have provided a clear recommendation in relation to the current offer of $4.17

SOUTHCORP

Foster's claims:

"The Offer is one of the highest multiples ever offered for a wine company"


IT'S
NOT
TIME

One Year Historical EV/EBITDA Transaction Multiples


Average (excl. Foster's / Southcorp) = 16.5x
EV / LTM EBITDA
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
14.0x
14.3x
15.6x
16.4x
17.1x
21.8x
Foster's / Beringer (Aug '00)
Constellation / BRL (Jan '03)
Constellation / Mondavi (Oct '04)
Southcorp / Rosemount (Feb '01)
Diageo / Chalone (Dec '04)
Allied / Montana (Feb '01)
Foster's / Southcorp (Jan '05)

The multiple must reflect the cycle and the synergies


SOUTHCORP

Foster's claims:

"The Offer is a premium to average trading multiples for comparable companies"


IT'S
NOT
TIME

Average 1 year Forward EV/EBITDA Trading Multiples (3 years to 31 Dec 04)


Average 1 year forward EV / EBITDA
14.0x
12.0x
10.0x
8.0x
6.0x
Southcorp = 12.5x
Average (excl. Southcorp) = 9.2x
36%
8.0x
8.1x
8.3x
8.4x
8.5x
9.1x
9.5x
9.9x
10.1x
11.7x
Constellation
Evans & Tate
Baron de Ley
McGuigan Simeon
Vincor
Lion Nathan
Allied Domecq
Pernod Ricard
Foster's
Diageo
Southcorp

Southcorp is not an "average" wine company – it has traded at a premium over an extended period


SOUTHCORP

IT'S
NOT
TIME



John Ballard

Managing Director & Chief Executive Officer

Southcorp

SOUTHCORP

IT'S
NOT
TIME

"It's not time"



- The Offer is opportunistic
- Foster's will benefit at the expense of Southcorp shareholders
- Southcorp would be a jewel in anyone's crown
- Don't believe the Oatley's negotiated a 'great price'

SOUTHCORP

Southcorp Target's Statement

by Southcorp Limited ABN 80 007 722 643

Reject Foster's Offer


Deutsche Bank
Financial Adviser


Allens Arthur Robinson
Legal Adviser

This is an important document and requires your immediate attention. If you are in any doubt as to what you should do, consult your professional adviser.


SOUTHCORP



Devil's Lair Estate, Margaret River,

one of our many irreplaceable vineyards



Southcorp is the 4th largest winemaker in the world

We employ 2,200 people in 58 locations on 4 continents

We make more than 400 wines

We sell wine in more than 100 countries

Our 25 brands include Australian icons Penfolds, Rosemount Estate, Lindemans, Wynns Coonawarra Estate and Seppelt

Three of these are globally recognised and one, Lindemans, is the biggest selling Australian wine

We own 8,000 hectares of vineyards including irreplaceable properties across Australia's premium wine growing regions

Our wineries range from the most modern to heritage listed properties such as Magill Estate, Seppeltsfield, Wynns Coonawarra Estate and Seppelt Great Western

Our wines, as judged by our peers, are among the best in Australia collecting 1,660 awards in 2004 including 32 trophies and 235 gold medals


Salinger
BIN 65
CHARDONNAY

Chairman's letter


Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


1843
LINDEMANS
making life more enjoyable

17 February 2005

Dear Shareholder,

REJECT FOSTER'S OFFER OF $4.17 PER SHARE

Recently you should have received Foster's Offer to acquire all your Southcorp Shares for $4.17 each.

Your Directors recommend unanimously that you REJECT Foster's opportunistic, unsolicited and inadequate Offer and take no action in relation to documents and phone calls received from Foster's. Each of your Directors will REJECT the Offer in respect of their own shareholdings.

The detailed reasons for this recommendation are set out in this document. I would urge you to read the whole of this document to familiarise yourself with those reasons.

Since April 2003, your management team has delivered significant improvements in a very competitive trading environment, culminating in the recent release of the 2005 Half Year results which showed pre tax profits up 58% and an operating cash flow improvement of 35%. This strong performance has allowed the Company to resume dividend payments earlier than anticipated.

The forecast pre tax profit for the Company for 2006 of $202 million compares to $37 million in 2004, an improvement of 446% or $165 million. Forecast dividends with respect to 2006 are 11 cents per share.

The Foster's Offer comes prior to Southcorp realising its full potential through Veraison, which is targeted to deliver significant additional pre tax profits in 2006 and subsequent periods.

Your Directors believe the Offer Price is inadequate - $4.17 is eight cents below the market price prior to the day the Offer was announced. Indeed, the Company's Share price has consistently exceeded $4.17 since 6 January 2005 and closed at $4.41 on 9 February 2005. Foster's comparison of the Offer Price with an average of broker valuations prepared between 19 August 2004 and 12 January 2005 is irrelevant and should be disregarded.

As a final point and as you will see in the following pages, your Directors estimate that the synergistic benefits of a combined Southcorp and Foster's are worth $160 million per annum to Foster's, once the full run rate is achieved. **We believe their Offer does not adequately compensate you for these benefits, which we estimate amount to $2.13 per Share.**

If you have any enquiries in relation to our response to the Offer, please call the Southcorp Shareholder information line Monday to Friday between 9.00am and 5.00pm on 1300 477 599 or +61 2 9240 7471 if calling from outside Australia.

Sincerely

Brian Finn

Chairman

SOUTHCORP

Southcorp Limited ABN 80 007 722 643

403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Telephone: +61 2 9465 1000 Facsimile: +61 2 9465 1100

Table of contents

Key Dates:

Foster's Offer
2 February 2005

Target's Statement
17 February 2005

Scheduled Close of Foster's Offer (unless extended or withdrawn)
17 March 2005

Part A

Chairman's letter	1
What to do	3
Why your Directors believe you should **REJECT** the Offer	4
Your Directors' response to Foster's claims	13
Frequently asked questions	16

Part B

Financial information – Historical and Forecast	18
Synergistic benefits available to Foster's	28

Part C

Important information about the Offer	30
Directors' recommendation	35
Directors' interests and dealings	35
Other material information	37
Interpretation and Glossary	41
Authorisation	43

Appendices

Appendix 1: ASX Announcements	44
Appendix 2: 2005 Half Year Report	45
Appendix 3: Investigating Accountant's Report	75

Southcorp Shareholder Information Line

Southcorp has established a Shareholder Information Line which Southcorp Shareholders may call if they have any queries in relation to Foster's Offer. The telephone number for the Southcorp Shareholder Information Line is 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

As required by the Corporations Act, calls to the Southcorp Shareholder Information Line will be recorded, indexed and stored.

Important Notices:

Nature of this Document

This document is a Target's Statement issued by Southcorp under Part 6.5 Division 3 of the Corporations Act in response to the Bidder's Statement.

Defined Terms

A number of defined terms are used in this Target's Statement. These terms are explained in Part C Section 5 on pages 41-43 of this Target's Statement.

No Account of Personal Circumstances

This Target's Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your Directors encourage you to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

Disclaimer as to Forward Looking Statements

Some of the statements appearing in this Target's Statement are in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include risks and factors specific to the industry in which Southcorp operates as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Southcorp, its Directors, officers, any persons named in this Target's Statement with their consent or any person involved in the preparation of this Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement adopting the assumptions outlined in Part B Sections 1.1 to 1.5 on pages 18 to 25 and are subject to the risk factors set out in Part B Section 1.7 on pages 26 and 27 and having regard to the sensitivities included in Part B Section 1.6 on page 26.

Statements of intent as to targeted incremental pre tax profit improvements from Veraison and other initiatives are not forecasts and should not be relied upon as such. Achievement of these pre tax profit improvements is dependent upon the successful execution of the identified Veraison programs and the continuation of the assumptions in Part B Sections 1.1 to 1.5 on pages 18 to 25 and are subject to the risk factors set out in Part B Section 1.7 on pages 26 and 27 and having regard to the sensitivities included in Part B Section 1.6 on page 26.

ASIC Disclaimer

A copy of this Target's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Target's Statement.

Part A.2 What to do

*Your Directors believe the Foster's Offer is opportunistic and inadequate and unanimously recommend you **REJECT** the Offer.*

Your Directors recommend you:

- ☑ *Read this Target's Statement;*
- ☑ *Consult your independent financial or taxation adviser, if in doubt about what to do;*
- ☑ *Ignore all documents sent to you by Foster's; and*
- ☑ ***REJECT** the Offer – simply do nothing.*

If you have any questions, please call the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

Why your Directors believe you should **REJECT** the Offer

1. The Offer is opportunistic.

- Southcorp's performance is improving... your management team is delivering.
- The wine industry is emerging from oversupply.
- Southcorp's Shares are currently trading well above the Offer Price.[1]

Now is not the time to sell.

Note:

1. Volume weighted average Southcorp Share price between 6 Jan and 4 Feb 2005 was $4.45.

2. Foster's will benefit at your expense.

- Southcorp's highly strategic assets are a great fit for Foster's and should deliver significant profit improvements to Foster's.
- Considerable benefits will flow to Foster's.
- Your Directors believe $4.17 does not adequately compensate you for these benefits.

Don't let Foster's profit at your expense.

3. Southcorp would be a jewel in anyone's crown.

– Your iconic brands, vineyards and heritage assets are unique and extremely valuable.

– Southcorp can deliver the No. 1 position in the world of premium wine.

Don't give up your world-class assets for an inadequate price.

4. Don't believe that the Oatley Family negotiated a 'great price'[1] for you.

– The Oatley Family agreed to sell their Shares for a MINIMUM of $4.17 each.

– Foster's has proposed additional benefits for the Oatley Family that are NOT available to you.

Don't believe that $4.17 is a 'great price'.

Note:
1. *Foster's Bidder's Statement*



Penfolds Grange
Created in 1951 by Max Schubert, Penfolds Grange is the pinnacle of Australian wine, and in 2001 was declared a Heritage Icon by the National Trust of South Australia.

Southcorp's performance is improving... your management team is delivering.

Note:

1. *Statements of intent as to targeted incremental pre tax profit improvements from Veraison and other initiatives are not forecasts and should not be relied upon as such. Achievement of these pre tax profit improvements is dependent upon the successful execution of the identified Veraison programs and the continuation of the assumptions in Part B Sections 1.1 to 1.5 on pages 18 to 25 and subject to the risk factors set out in Part B Section 1.7 on pages 26 and 27 and having regard to the sensitivities included in Part B Section 1.6 on page 26.*

John Ballard and his management team have been working since April 2003 to restore Southcorp's performance and they have already delivered strong improvements:

- the recent release of the 2005 Half Year results showed 2005 Half Year pre tax profits up 58% from $49 million to $78 million and an operating cash flow improvement of 35% from $90 million to $122 million;
- the dividend has been resumed ahead of expectations, a result of the good profit performance for the 2005 Half Year and continued strong cash flow;
- from its peak in July 2003, debt has reduced from $842 million to $452 million at 31 December 2004, a reduction of $390 million or 46%; and
- the forecast pre tax profits for the Company for 2006 of $202 million compares to $37 million in 2004, an improvement of 446% or $165 million.
- The Asset Review is assumed to deliver additional pre tax profits over 2004 of $5 million in 2005 and $20 million in 2006. Other Veraison initiatives that have been identified and costed are assumed to contribute an additional $11 million to pre tax profits in 2006.

Based on the current management business plans these improvements are targeted to continue beyond 2006[1]:

- the contribution from the Asset Review and other Veraison initiatives of $31 million in pre tax profits in 2006 is targeted to deliver an additional $35 million per annum, assuming the full run rate is achieved as currently planned, in 2009. One-off costs to achieve these targeted additional profits in the same period are estimated to be $6 million; and
- the impact of lower grape prices from the 2005 vintage and the runoff of legacy grape contracts is targeted to deliver an additional $27 million in pre tax profits by 2009, assuming that any increase in the cost of grapes to the Company in the 2006 and subsequent vintages is offset by price increases in the Company's products.

These additional targeted pre tax profits of $62 million per annum would be available to Foster's, in addition to the synergistic benefits discussed in Part A Section 3 on page 9.

Financial Performance

EBITA & Margins


Regional EBITA $m
Regional EBITA %
250
200
150
100
50
20%
15%
10%
5%
2003
2004
2005
2006
EBITA
– EBITA %

Dividends per Share


12
9
6
3
Cents
2003
2004
2005
2006

Earning per Share


25
20
15
10
5
Cents
2003[2]
2004
2005
2006

Note:

2. *Earnings per Share was negative 124.2 cents in 2003*

The wine industry is emerging from oversupply.

Southcorp's improvements are even more significant in light of the recent global oversupply of wine, which has created intense competition, reducing the profitability of wine businesses.

While strong competition is expected to remain in the Australian market in the immediate term, smaller vintages in the USA in the past two years are beginning to ease the extreme competitive pressure that has been the feature of key Australian export markets in recent years.

And while the wine cycle has been challenging, remember that the Australian wine industry has been a global success story, with Southcorp playing a leading role in that success...and Australian wine continues to increase its presence on the global stage.

"New World wines, primarily from Australian producers, continued to make major inroads in US retail sales – in particular grabbing a 51% share of all wines sold through supermarkets at US$6 to US$9 per bottle. Australian wines alone made up 30% of this category."[1]

You can see why Foster's is telling the market the timing of this takeover bid makes sense...

"... I think you can argue also that the [Southcorp] transaction occurs as we emerge from a trough in that [premium wine] cycle."[2]

Note:

1. Jon Fredrikson, Gomberg Fredrikson & Associates.

Note:

2. Peter Scott, Chief Financial Officer, Foster's, quote from Foster's Investor Presentation ('Investor Presentation'), 17 January 2005.

Southcorp's Shares are currently trading well above $4.17.[3]

The market clearly shows Foster's Offer to be inadequate.

Every day since the Oatley Family sold their shares to Foster's, and a week before, Southcorp Shares have traded well above the $4.17 Offer Price.[3]

Foster's Bidder's Statement does not mention this. You can see why...

Note:

3. Volume weighted average Southcorp Share price between 6 Jan and 4 Feb 2005 was $4.45.

Average Southcorp Share price[3] v. Offer Price



$4.50
$4.40
$4.30
$4.20
$4.10
$4.00
Share price (A$)
$4.45
Discount
$4.17
Average Southcorp Share price
Foster's Offer Price

It's not only opportunistic, it's inadequate according to the market...

Now is not the time to sell.

2. Foster's will benefit at your expense.

An acquisition of Southcorp's very valuable assets at a price of $4.17 per Share would create value for Foster's – NOT YOU.

What Southcorp would give Foster's	What Foster's is telling the market
A golden opportunity	*"It is an absolutely outstanding opportunity and one that Foster's is very well placed to capture."*[1] *"Southcorp is a very neat strategic fit."*[1] *"... I think you can argue also that the [Southcorp] transaction occurs as we emerge from a trough in that [premium wine] cycle."*[2]
Value for Foster's at your expense	*"I am very firmly of the view - as is the Board - that this acquisition is strategically compelling... It will also deliver significant long-term value for Foster's shareholders."*[1]
Global market leadership	*"A combination of Foster's and Southcorp will advance two of these core strategies: leadership in global premium wine; and accelerating Australia's leading multi-beverage business. That's why this is such a compelling opportunity."*[3]
Icon brands	*"... there are only a select group of Australian wine brands that are well recognised around the world and Southcorp has three of them. Penfolds...Rosemount Estate...and Lindemans..."*[3] *"Together these five global wine brands are a wine marketer's dream team, the bankable stars that will underpin the growth of the combined business we intend to create and deliver us sustainable value."*[3]
Ability to meet its strategic goals	*"This transaction is an important and transformational strategic step towards achieving Foster's global multi-beverage aspirations."*[1]
Enormous value through synergies	*"Southcorp... brings portfolio strengths and significant opportunities for revenue growth and synergies."*[1] *"A key component of value delivery arising from this combination will come from synergies."*[3]

Note:

1. *Trevor O'Hoy, President and CEO, Foster's, quote from Investor Presentation, 17 January 2005.*

Note:

2. *Peter Scott, Chief Financial Officer, Foster's, quote from Investor Presentation, 17 January 2005.*

Note:

3. *Jamie Odell, Managing Director, Beringer Blass Wine Estates, quote from Investor Presentation, 17 January 2005.*

Your Directors believe Foster's needs Southcorp for all the above reasons – but its Offer of $4.17 per Southcorp Share does not adequately compensate you for what your Company is worth to Foster's.

Foster's should make considerable additional profits by putting the businesses together.

The integration of Southcorp and Foster's wine operations should deliver Foster's an opportunity to significantly improve its profitability through cost savings and better revenue opportunities.

These cost savings and opportunities are commonly referred to as 'synergistic' benefits as they are not available to the two stand alone businesses but would be available to the integrated businesses.

Your Directors have estimated that the value Southcorp would create for Foster's through synergistic benefits is $160 million per annum. See Part B Section 2 on page 28 for more information.

Your Directors believe that Southcorp Shareholders must be compensated adequately for the additional profits that Foster's should derive from these synergistic benefits, **and believe that $4.17 per Share does not represent adequate compensation.**

Synergies

=$160 million per annum

or

$2.13 per Southcorp Share[1]

Don't let Foster's profit at your expense.

Note:

1. *Basis of calculation set out in Part B Section 2 on page 28.*

3. Southcorp would be a jewel in anyone's crown.

As a Southcorp Shareholder, your iconic brands, irreplaceable vineyards and assets are unique and extremely valuable.

Note:

1. *Jamie Odell, Managing Director, Beringer Blass Wine Estates, Investor Presentation, 17 January 2005.*

Iconic brands

Our portfolio of 25 brands is a veritable 'who's who' in the world of wine including Australian icons such as Penfolds, Rosemount Estate, Lindemans, Wynns Coonawarra Estate and Seppelt.

Penfolds, Rosemount Estate and Lindemans, are among the most successful of Australia's wine exports and are today bought by millions of consumers across the globe.

"... there are only a select group of Australian wine brands that are well recognised around the world and Southcorp has three of them. Penfolds... Rosemount Estate... and Lindemans... a wine marketer's dream."[1]

Today, Lindemans is the world's biggest selling and most widely available Australian wine, with the equivalent of 94 million bottles sold across 100 countries in 2004.

Our Heritage

Seppelt, Penfolds, Lindemans and Seaview each boast more than 150 years of winemaking expertise and between them own some of Australia's most revered wines, wineries and vineyards.

Seppelt 100 Year Old Para Liqueur Vintage Tawny

"Like the '51 Grange, like a Streeton painting, a Melba recording, a Bradman bat, or a Lawson short story, its part of the Australian ethos. A true icon".

Huon Hooke, Sydney Morning Herald 24 September 2002.


SEPPELT
100
PARA

Seppelt 100 Year Old Para Liqueur Tawny is the only wine of its kind in Australia. Matured for 100 years before release, this wine has been made every year since 1878 and the winery today holds a collection of 127 vintages.

And of course there's Penfolds Grange, which is not only the pinnacle of Australian wine, it has been declared a 'Heritage Icon' by the South Australian National Trust.

Our 8,000 hectares of vineyards include some irreplaceable properties:

- Penfolds Kalimna Block 42's 120 year old cabernet vines, which produced Penfolds most awarded wine, 1962 Bin 60A;
- Our Coonawarra vineyards, which occupy most of the famed 'terra rossa' strip, provide fruit to wines such as Penfolds Bin 707 and Wynns Coonawarra Estate Black Label;
- Rosemount 'Roxburgh' in the Hunter is planted with some of Australia's oldest Chardonnay vines;
- Devil's Lair Estate owns some of the best vineyard real estate in Margaret River; and
- Seppelt's St Peters vineyard produces some of Victoria's most highly acclaimed Shiraz.

Our twelve wineries across Australia include some of the most modern, efficient wineries in the country and some of the most treasured, including four heritage-listed properties:

- Seppeltsfield, founded in 1851 in the Barossa Valley, houses Australia's oldest fortified wine collection;
- Magill Estate, founded in 1844, is the home of Penfolds Grange;
- Seppelt Great Western winery's underground cellars, 'the Drives', hold our most precious sparkling wines; and
- Wynns Coonawarra Estate's iconic 'three-gables' winery built by John Riddoch in the 1890s is one of the most recognisable in the country.

The Rewards

And from these treasures come some of the best quality wines in Australia as judged by our peers; in 2004, our wines and winemakers received 1,660 awards including 32 trophies and 235 gold medals.

Southcorp can deliver the No. 1 position in the world of premium wine.

The global wine industry earned revenue of US$100 billion dollars in 2004. This is tipped to increase to US$115 billion by 2008.

Wines from the 'New World', which includes Australia, are delivering the most growth.

At present, very few global beverage companies have a strong representation of New World wines in their portfolio.

Southcorp presents an opportunity for Foster's to achieve world premium wine leadership overnight.

Note:

1. Calendar year 2003 table wine sales with average retail price equivalent value of >US$3 per 750ml.

Global Premium Revenue Estimates[1] (US$ Billions)



2.0
2.0
1.5
1.0
0.5
US$ Billions
0.8
1.2
1.9
1.0
0.8
0.7
0.6
0.5
0.4
0.4
Southcorp + Foster's
Constellation
Gallo
Southcorp
Pernod Ricard
Allied Domecq
Diageo
Kendall Jackson
Vincor

Sources: Foster's Investor Presentation, 17 January 2005 and Mondavi filings.

Don't give up your world class assets for an inadequate price.

4. Don't believe that the Oatley Family negotiated a 'great price'[1] for you.

Note:
1. Foster's Bidder's Statement.

The Oatley Family agreed to sell their Shares for a MINIMUM of $4.17 each.

Foster's would have you believe that because the Oatley Family have agreed to sell their Shares at $4.17 per Share, this is a 'great price' for all Southcorp Shareholders. How can this be true when:

- it was eight cents below the market price on the day, and is significantly below the average Southcorp Share price over the past month[2]; and
- there is an 'escalator' arrangement that enables the Oatley Family to profit from any higher offer for Southcorp Shares.

Note:
2. *Volume weighted average Southcorp Share price between 6 Jan and 4 Feb 2005 was $4.45.*

Foster's Offer of $4.17 may just be its opening bid.

Foster's has proposed additional benefits for the Oatley Family that are NOT available to you.

These include:

- Distributing wine produced by the Oatley Family through Foster's distribution network.
- Subleasing 'Chardonnay Park' after the 2006 vintage; and
- Appointing Sandy Oatley as the 'brand champion' for Rosemount Estate.

Don't believe the Oatley Family had your best interests in mind when they negotiated the sale of their Shares. These extra benefits will not be available to you.

"The whole situation favours the Oatley interests at the expense of ordinary shareholders."[3]

Note:
3. *Extract from article by Stuart Wilson, Executive Officer, Australian Shareholders Association Ltd, published in The Australian, 1 February 2005.*

Remember, Southcorp Shares have traded at an average of $4.45 over the past month.[2]

Don't believe that $4.17 is a 'great price'.

Your Directors' response to Foster's claims

Foster's claim	Southcorp's response
1. The Offer is a substantial premium to the average valuation of Southcorp based on independent broker research.	Your Directors believe a comparison of the Offer Price with an average of broker valuations is irrelevant and should be disregarded. **'Average broker valuation' does not reflect a formal valuation of your Southcorp Shares.** Foster's has produced an "average broker valuation" of $2.79 per share based on the valuation published by nine brokers in research reports available to Foster's between 20 August 2004 and 12 January 2005 – all prior to the announcement of Foster's Offer. None of these were prepared for the purposes of comparison with a takeover offer price nor do any of them reflect the synergistic benefits, which Foster's could obtain from integrating Southcorp. Your Directors have estimated the value of these benefits at $2.13 per Share.[1] **Foster's has ignored brokers' expectations of the future trading price of Southcorp Shares.** You may not be aware that of the nine brokers whose valuations Foster's has averaged, six also provided 12 month Share price targets (in reports published between 28 October 2004 and 19 January 2005) – the average of these Share price targets is $4.00, some 43% above the average valuation used by Foster's. **Broker valuations should be considered in context.** While Foster's has stated that it will provide Shareholders with a list of the relevant brokers, there is no guarantee that if you contact these brokers you will receive the same broker reports referred to by Foster's. This is because: – most brokers restrict circulation of their research reports to clients and institutional investors, and do not make their reports publicly available; and – a number of the brokers have since revised their research reports, and the standard broker practice is not to issue superseded reports. Broker valuations can only be considered in the context in which they were given (eg. underlying assumptions, valuation methodology, date of preparation and other information such as share price targets) and, as Foster's cannot make them available to be reviewed by Southcorp Shareholders, they should be disregarded.

Note:

1. *See Part B Section 2 on pages 28 and 29.*


LINDEMANS
BIN 65
CHARDONNAY

Lindemans Bin 65 Chardonnay
Originally created for the Canadian market in the 1980s, Lindemans Bin 65 Chardonnay is today the biggest selling wine under the Lindemans brand.

Foster's claim	Southcorp's response
2. *The Offer represents one of the highest multiples ever offered for a major wine company.*	A number of recent transactions in the wine and beverages industry have occurred at multiples higher than Foster's Offer. Based on historical EV/EBITDA multiples, Foster's Offer is **below** the average of comparable transactions.

Note:

1. *Multiples calculated using company filings and announcements. Includes wine transactions over US$250m, SGARA impact excluded where disclosed.*

One Year Historical EV/EBITDA Transaction Multiples[1]



25.0x
20.0x
15.0x
10.0x
5.0x
EV / LTM EBITDA
Average (excl. Foster's / Southcorp) = 16.5x
14.0x
14.3x
15.6x
16.4x
17.1x
21.8x
14.9x
Foster's / Beringer
Constellation / BRL Hardy
Constellation / Mondavi
Southcorp / Rosemount
Diageo / Chalone
Allied Domecq / Montana
Foster's / Southcorp

Given the quality of Southcorp's business and the synergy benefits available to Foster's, it is arguable that the transaction multiple should be at or above the high end of those seen in other transactions.



ONAWARRA ESTATE

Wynns Coonawarra Estate Cabernet Sauvignon
This well-known and highly respected Australian Cabernet celebrates the release of its 50th vintage this year with a special edition wine, 2001 Harold Cabernet Sauvignon.

Foster's claim	Southcorp's response
3. The Offer represents a substantial premium to trading multiples for comparable companies.	Your Directors believe a comparison of the Offer Price with the average trading multiple of comparable companies is irrelevant and misleading, because Southcorp is not an average wine company.

Southcorp has traded at a substantial premium to the average of the comparable companies selected by Foster's for an extended period.

Over the last three years, Southcorp traded at an average premium of 36% to these comparable companies, based on multiples of EBITDA.

Your Directors believe this premium partly reflects the unique value of Southcorp, as discussed in Part A Section 3 on pages 10 and 11.

Average 1 Year Forward EV/EBITDA Trading Multiples[1] (3 years to 31 Dec 04)



Average 1 year forward EV / EBITDA
14.0x
12.0x
10.0x
8.0x
6.0x
Southcorp = 12.5x
Average (excl. Southcorp) = 9.2x
36%
8.0
8.1
8.3
8.4
8.5
9.1
9.5
9.9
10.1
11.7
Constellation
Evans & Tate
Baron de Ley
McGuigan Simeon
Vincor
Lion Nathan
Allied Domecq
Pernod Ricard
Foster's
Diageo
Southcorp

Note:

1. *Multiples calculated using consensus estimates and company filings*

Foster's claim	Southcorp's response
4. The Offer presents a significant premium to the trading price of Southcorp prior to the recent consolidation wave and heightened Southcorp takeover speculation.	Southcorp's financial and operating performance is improving as demonstrated by the announcement of Southcorp's 2004 results, 2005 Half Year results and other information released to the market in recent months.

Your Directors believe this information is contributing towards a better understanding of Southcorp's turnaround and its prospects, and improved investor sentiment towards the Company.

The graph below shows that Southcorp's Share price has been on an upward trend since July 2004.

Southcorp Share Price from 1 Jul 04 to 12 Jan 05



Share price (A$)
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
23 Jul 04:
Southcorp announces
Margaret Jackson
to join Board
17 Sep 04:
Southcorp closes Yenda winery in
first step to rationalise wine production
28 Oct 04 - 2004 AGM:
Southcorp forecasts modest profit growth in
2005, but expects 2006 results to benefit
from Asset Review savings and lower grape costs
30 Dec 04:
Southcorp responds to ASX
price query
19 Aug 04:
Southcorp announces 170% increase in 2004
net profit before significant items over 2003
28 Oct 04:
Southcorp management indicates that
Verasion delivered cost savings
of $40 million per annum
13 Jan 05:
Foster's announces
acquisition of 18.8%
interest in Southcorp
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05

Part A.5

Frequently asked questions

Q: What is Foster's Offer for my Southcorp Shares?

A: Foster's is offering $4.17 cash for each Southcorp Share you hold.

Q: What do my Directors recommend?

A: Your Directors unanimously recommend that you **REJECT** the Offer. They intend to **REJECT** the Offer with respect to their own shareholdings.

Q: What choices do I have?

A: Your Directors recommend you **REJECT** the Offer, however as a Southcorp Shareholder you have the following choices:

- do nothing;
- sell your Shares on the ASX (unless you have already accepted the Offer and have not validly withdrawn your acceptance); or
- accept the Offer for all your Southcorp Shares.

There are implications for you in relation to each of these choices. More details on your choices are set out in Part C Section 1.15 on pages 33 and 34.

Q: What should I do?

A: To follow your Directors' recommendation to **REJECT** the Offer, **you should do nothing.**

Ignore all documents and phone calls from Foster's and do not fill in and send any documents to Foster's. If you are in any doubt as to what to do, you should consult your independent financial or taxation adviser.

Q: How do I REJECT the Offer?

A: To **REJECT** the Offer, you do not have to do anything. Do not respond to any calls or correspondence from Foster's.

Q: How do I accept?

A: You should be aware that your Directors have recommended that you **REJECT** the Offer. If you do choose to accept the Offer, you should follow the instructions set out in the Foster's Bidder's Statement.

Q: What happens if the Offer Price is raised?

A: Your Directors will consider any revised offer and advise you accordingly.

Q: If I accept the Offer, can I withdraw my acceptance?

A: You cannot withdraw your acceptance unless the Offer remains conditional and Foster's decides to extend the Offer Period by more than one month.

Q: When does the Offer close?

A: The Offer is currently scheduled to close at 5.00pm (Melbourne time) on 17 March 2005, but the Offer Period may be extended in certain circumstances. Part C Section 1.5 on page 30 sets out details of the circumstances in which the Offer Period can be extended.

Q: What are the conditions of the Offer?

A: The Offer is subject to a large number of conditions of which you should be aware. A summary of these is set out in Part C Section 1.8 on page 31.

Q: What happens if the conditions of the Offer are not satisfied or waived?

A: If the conditions of the Offer are not satisfied or waived before the Offer closes, the Offer will lapse and you will retain ownership of your Southcorp Shares even if you had accepted the Offer.

Q: When will I receive my payment if I accept the Offer?

A: If you accept the Offer, you will have to wait until the earlier of:

- one month after you accept the Offer and the Offer becomes unconditional; or
- 21 days after the end of the Offer Period (provided that the Offer has become unconditional)

before you will receive your payment from Foster's.

Q: What are the tax implications of accepting the Offer?

A: A general outline of the tax implications of accepting the Offer is set out in Section 6 of the Bidder's Statement. As this is only a general outline, you are encouraged to seek independent financial and taxation advice on tax implications applicable to your circumstances.

Q: What if I have other questions in relation to the Offer?

A: If you have further queries in relation to the Offer, you can call the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

As required by the Corporations Act, calls to the Southcorp Shareholder Information Line will be recorded, indexed and stored.

Part B.1

Financial information – Historical and Forecast

1.1 Introduction

This Part contains the following information:

- the actual results for 2004;
- the Directors' Forecast;
- the best estimate assumptions on which the Directors' Forecast is based;
- sensitivity analysis quantifying the impact of varying certain key assumptions underlying the Directors' Forecast. The presentation of the sensitivity analysis is not intended to be predictive of the likely range of outcomes; and
- a summary of significant risks that could impact Southcorp.

The Directors' Forecast has been subject to review by KPMG Transaction Services (Australia) Pty Limited. Its report has been included as Appendix 3 on pages 75 to 80.

The financial information has been prepared in accordance with the measurement and recognition criteria required under current Australian Accounting Standards. The significant accounting policies adopted by Southcorp are detailed in the 2005 Half Year Report on pages 58 to 65 of Appendix 2.

The financial information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with Australian Accounting Standards and the Corporations Act.

The Directors' Forecast, including the assumptions on which it is based, and the sensitivity to changes in certain key assumptions, has been prepared by Southcorp management and adopted by the Directors.

The Directors' Forecast reflects the Directors' assessment of anticipated economic and market conditions and the implementation of Southcorp's business strategies as a stand alone entity. The Directors' Forecast is based on a number of best estimate assumptions including the continuation of oversight and operations by existing Directors and management. While these assumptions are considered to be appropriate and reasonable at this time, many factors that may affect the results are outside Southcorp's and the Directors' control or may not be capable of being foreseen or accurately predicted. Hence, actual results may vary materially from the Directors' Forecast.

Shareholders are advised to review the assumptions, sensitivities and risk factors detailed in Part B of this Target's Statement and make their own assessment of the future performance and prospects of Southcorp. No party guarantees the future performance of Southcorp.

Notes:

1. *Calculated before significant items.*
2. *Gearing ratio for 2006 has been normalised to reflect a return to normal dividend levels by including the 2006 final dividend in the calculation.*

Financial performance

EBITA & margins[1]


Regional EBITA $m
Regional EBITA %
250
200
150
100
50
20%
15%
10%
5%
2003
2004
2005
2006
EBITA
– EBITA %

Return on capital employed[1]


15%
10%
5%
ROCE%
WACC
2003
2004
2005
2006
— 2004 Weighted average cost of capital
ROCE

Gearing and interest cover[2]


70%
60%
50%
40%
30%
20%
10%
Gearing %
Times
10
8
6
4
2
2003
2004
2005
2006
Gearing
—Interest Cover

Note:

1. The 2005 forecast financial information is derived from the historical financial performance for the 2005 Half Year and the Directors' Forecast for the six months ending 30 June 2005. The financial statements for the 2005 Half Year together with the auditor's unqualified review statement are included in Appendix 2.

1.2 Financial Summary

	2004 Actual	2005[1] Forecast	2006 Forecast	Change 2004/5	Change 2005/6
Volumes (million cases 9LE) excluding bulk wine	20.1	21.0	23.3	4.5%	11.0%
A$ millions					
Sales revenue	1,062.2	1,081.0	1,192.0	1.8%	10.3%
Other revenue	96.4	95.0	90.0	(1.5%)	(5.3%)
Total revenue	**1,158.6**	**1,176.0**	**1,282.0**	**1.5%**	**9.0%**
Regional EBITA	175.9	195.0	231.0	10.8%	18.5%
SGARA	0.4	(9.0)	7.0	n/a	177.8%
EBITA	**176.3**	**186.0**	**238.0**	**5.5%**	**28.0%**
Amortisation	-	-	-	-	-
Net interest	(42.5)	(36.0)	(36.0)	(15.3%)	-
Income tax	(24.9)	(37.0)	(55.0)	48.6%	48.6%
Net profit after tax (before significant items)	108.9	113.0	147.0	3.8%	30.1%
Significant items after tax	(62.7)	-	-	n/a	-
Net profit after tax	**46.2**	**113.0**	**147.0**	**144.6%**	**30.1%**
Per share data:					
Earnings (cents)	6.2	15.2	19.7	145.2%	29.6%
Net tangible assets	$1.24	$1.35	$1.47	8.9%	8.9%
Dividends in respect of (cents)	-	6.0	11.0	n/a	83.3%

Note:

1. Calculated before significant items.

Shareholder scorecard

Return on Equity[1]


12%
9%
6%
3%
2003 2004 2005 2006

Dividends per Share


Cents
12
9
6
3
2003 2004 2005 2006

Earnings per Share


Cents
25
20
15
10
5
2003² 2004 2005 2006

Note:

2. Earnings per share was negative 124.2 cents in 2003.

Net profit after tax is forecast to grow significantly in 2005 to $113 million, up 144.6% over 2004. As previously foreshadowed to the market, 2005 is forecast to show modest EBITA growth over 2004, with Regional EBITA up 10.8%, on volume and net sales growth of 4.5% and 1.8% respectively.

SGARA performance in 2005 is impacted by expected lower grape prices and reduced yields from the 2005 vintage. The adverse impact of the strengthening A$ on the 2005 results compared to 2004, after contribution from the hedge book, is forecast to be approximately $15 million.

Forecast performance in 2006 reflects improved revenue growth over 2005 as a result of continued brand investment, new product development and market focus. EBITA reflects this growth, as well as higher margins derived from lower grape prices, the impact of the Asset Review and other Veraison initiatives. The adverse impact of the strengthening A$ on the 2006 results compared to 2005, after contribution from the hedge book, is forecast to be approximately $10 million.

Regional performance and the contribution from SGARA are discussed below.

1.2.1 Australasia

	2004 Actual	2005 Forecast	2006 Forecast	Change 2004/5	Change 2005/6
Volume (million cases 9LE)	8.3	8.6	9.2	3.6%	7.0%
A$ millions					
Sales revenue	425.1	439.0	468.0	3.3%	6.6%
EBITA	**59.4**	**66.0**	**82.0**	**11.1%**	**24.2%**
EBITA / sales	14.0%	15.0%	17.5%	7.1%	16.7%
Sales revenue / case	$50.92	$51.05	$50.87	0.2%	(0.3%)

For the remainder of 2005, Australasia is forecasting strong volume growth driven by promotional programs with key customers and continued brand investment.

In 2006, increased sales revenue results from forecast volume increases of 7.0%. Super premium availability is again expected to be low. A 12.1% increase in advertising and promotion costs is forecast.

EBITA is forecast to increase by $16 million in 2006. The forecast margin improvement reflects improved sales as well as improvements from lower grape prices, the impact of the Asset Review and other Veraison initiatives referred to previously.

1.2.2 UK/ Europe

	2004 Actual	2005 Forecast	2006 Forecast	Change 2004/5	Change 2005/6
Volume (million cases 9LE)	5.7	6.3	7.3	10.5%	15.9%
A$ millions					
Sales revenue	267.9	292.0	334.0	9.0%	14.4%
EBITA	**32.5**	**44.0**	**58.0**	**35.4%**	**31.8%**
EBITA / sales	12.1%	15.1%	17.4%	24.8%	15.2%
£ millions					
Sales revenue	108.8	118.0	136.0	8.5%	15.3%
EBITA[1]	**8.1**	**16.0**	**21.0**	**97.5%**	**31.3%**
EBITA / sales[1]	7.4%	13.6%	15.4%	83.8%	13.2%
Sales revenue / case	£19.11	£18.71	£18.56	(2.1%)	(0.8%)

Note:

1. *2004 GBP EBITA has been restated using a currency rate of A$1: 0.405 GBP consistent with the foreign currency exchange rate used in the Directors' Forecast. Refer Part B Section 1.5.7 on page 25 for further information.*

UK/Europe's 2005 second half performance is forecast to consolidate the significant first half volume and profit increases. For 2005, forecast EBITA growth of $11.5 million to $44 million is driven primarily through volume growth of 10.5%.

In 2006, forecast increases in sales revenue result from volume increases of 15.9% reflecting significant growth both in Europe and from new product launches. Volume growth will be supported by a 36.9% increase in advertising and promotion expenditure over 2005.

In local currency terms, EBITA is forecast to increase by 31.3% in 2006. EBITA is favourably impacted by forecast improved sales and a forecast margin improvement from lower grape prices, the impact of the Asset Review and other Veraison initiatives referred to previously.


ROSEMOUNT
ESTATE
SHIRAZ

Rosemount Estate Shiraz
Rosemount Estate's Diamond Label Shiraz is by far the biggest selling Rosemount wine in the USA and is testament to Americans' growing appreciation of Shiraz.

Note:

1. *2004 US$ EBITA has been restated using a currency rate of A$1: 0.76 US$ consistent with the foreign currency exchange rate used in the Directors' Forecast. Refer Part B Section 1.5.7 on page 25 for further information.*

1.2.3 Americas

	2004 Actual	2005 Forecast	2006 Forecast	Change 2004/5	Change 2005/6
Volume (million cases 9LE)	6.1	6.1	6.8	-	11.5%
A$ millions					
Sales revenue	369.2	350.0	390.0	(5.2%)	11.4%
EBITA	**84.0**	**85.0**	**91.0**	**1.2%**	**7.1%**
EBITA / sales	22.8%	24.3%	23.3%	6.6%	(4.1%)
US$ millions					
Sales revenue	259.6	265.0	296.0	2.1%	11.7%
EBITA[1]	**19.1**	**34.0**	**48.0**	**78.0%**	**41.2%**
EBITA / sales[1]	7.4%	12.8%	16.2%	73.0%	26.6%
Sales revenue / case	$42.58	$43.08	$43.93	1.2%	2.0%

Volume growth in the second half of 2005 will be impacted by a planned reduction in distributor days inventories resulting in flat shipment volumes. EBITA is forecast to improve as a result of higher case rates from an improved mix.

In 2006, sales revenue is assumed to increase by US$31 million or 11.7% due to forecast volume increases of 11.5% and case rate improvements of 2.0%. Volume increases are forecast to be driven by the continued success of the Little Penguin and growth in Penfolds volumes. Brand activity will be supported by a forecast 16.9% increase in sales and promotional expenditure. Case rates improve as a result of forecast mix changes to the Rosemount portfolio.

2006 EBITA growth in US$ of 41.2% continues and builds on the strong 2005 performance. EBITA is favourably impacted by the forecast margin improvements from lower grape prices, the impact of the Asset Review and other Veraison initiatives.

In A$, EBITA is forecast to increase by 7.1% compared to an assumed increase of 41.2% in US$ as a result of the forecast continued strength of the A$ and a lower contribution to profits from the hedge book.


Salinger

Seppelt Salinger

One of Australia's finest methode champenoise wines, Seppelt Salinger is made at our Great Western winery and matures in the Heritage-listed underground tunnels known as 'the Drives'.

1.2.4 SGARA

A$ millions	2004 Actual	2005 Forecast	2006 Forecast	Change 2004/5	Change 2005/6
Revenue (net market value of own grown grapes)	78.6	70.0	83.0	(10.9%)	18.6%
Net decrement in net market value of grape vines	(0.3)	(2.0)	-	n/a	n/a
Vineyard operating costs	(60.7)	(61.0)	(65.0)	0.5%	6.6%
Gross SGARA Profit	17.6	7.0	18.0	(60.2%)	157.1%
Previous net market value adjustments released to cost of sales	(17.2)	(16.0)	(11.0)	(7.0%)	(31.2%)
Net SGARA EBITA	**0.4**	**(9.0)**	**7.0**	n/a	177.8%

The reduction in SGARA revenues in 2005 reflects the expected lower grape prices and reduced yields from the 2005 vintage. Vineyard operating costs in 2005 are forecast to remain constant with 2004, notwithstanding higher operating hectares.

The 2006 vintage assumes constant market prices for grapes with 2005. Increased revenues and improved gross SGARA profit performance reflect forecast improved yields from vineyards in development in 2005 and 2006. Yield overall assumes a long term average harvest in 2006.

1.3 Other financial information

1.3.1 Capital expenditure

Capital expenditure planned for 2005, including the implementation of the Asset Review, is expected to be $80 million to $90 million. This amount is $10 million higher than previous expectations as a result of the approval of a number of projects with attractive payback periods.

Forecast net capital expenditure for 2006 is expected to be within the range of $80 million - $100 million, which includes the finalisation of capital expenditure relating to the Asset Review of $20 million and expansion capital at Karadoc of $40 million, driven by forecast increases in production. Capital expenditure at Karadoc planned for 2006 will result in the crush capacity of the Karadoc winery increasing from 76,000 to 114,000 tonnes.

1.3.2 Working capital

Significant movements in working capital are expected to come primarily from variations in the size and cost of the grape crush. Expected yield and price variations from the 2004 vintage suggest that the total value of the 2005 vintage (including the market value of own grown grapes) will be approximately $230 million, compared to $273 million in 2004.

The 2006 vintage is difficult to estimate given the agricultural risks involved. For the purposes of the Directors' Forecast, 2005 market prices are assumed with long term average yields in each region.

1.4 General assumptions

The general assumptions outlined in 1.4.1 to 1.4.6 have been adopted in preparing the Directors' Forecast.

1.4.1 Accounting Standards

To facilitate comparison of the 2004 results with the Directors' Forecast, Australian Accounting Standards with application at the date of this document have been applied in the preparation of the Directors' Forecast. The significant accounting policies applied are detailed in the 2005 Half Year Report on pages 58 to 65 in Appendix 2.

1.4.2 International Financial Reporting Standards (IFRS)

No changes in Australian Accounting Standards, notwithstanding that IFRS will be introduced and effective from 1 July 2005.

A discussion of likely key differences between Southcorp's accounting policies and IFRS as well as the status of implementation of IFRS is set out in Appendix 2 on page 74.

1.4.3 Legislation

No changes in Federal, state or local government laws, regulations or policies in the jurisdictions Southcorp operates that will have a material impact on the performance or financial position of Southcorp.

1.4.4 Litigation and divested businesses

No legal actions will be initiated against the Company which will result in a significant loss. Settlement of matters associated with divested businesses will not exceed the amounts provided in the financial statements.

1.4.5 Economic and political environment

No adverse changes in the prevailing economic and political conditions in the jurisdictions in which Southcorp operates.

1.4.6 Continuity of operations

No significant disruption to the operations of Southcorp during 2005 and 2006.

1.5 Specific assumptions

In addition to the general assumptions set out above and the assumptions included in the regional and SGARA commentary, the specific assumptions outlined in 1.5.1 to 1.5.9 have been adopted in preparing the Directors' Forecast.

1.5.1 Grape prices

Grape prices have been based on existing grower contracts. The majority of these contracts have market price conditions. For the purposes of the 2005 and 2006 vintages, the market prices advised to growers for the 2005 vintage have been adopted for the 2006 vintage. Spot purchases are assumed to occur at current market prices.

1.5.2 Sales price increases

No significant increase in the price at which products are sold has been assumed in the remainder of 2005 and 2006.

1.5.3 Veraison and Asset Review initiatives

Included in the Directors' Forecast are incremental profits over 2004 of $5 million in 2005 and $20 million in 2006 resulting from the Asset Review announced to the market in June 2004. An amount of $11 million has been included in the 2006 forecast for other Veraison initiatives which have been identified and costed.

1.5.4 Operating expenditure

Operating expenditure has been based on historical operating expenditure, adjusted for major expected changes such as assumed changes in headcount. An inflation factor relevant to each of the major markets in which the Company operates has been included in the Directors' Forecast.

1.5.5 Costs incurred as a result of the Offer

Costs in the range of $10 million - $15 million associated with the preparation of the Target's Statement and responding to the Offer have not been included in the Directors' Forecast.

1.5.6 Interest expense

Interest expense has been forecast based on a weighted average interest rate of 7.5% per annum for the remainder of 2005 and for 2006. The interest rates include adjustment for existing interest rate swaps and option contracts.

1.5.7 Foreign currency exchange rates

The following Australian dollar foreign currency exchange translation rates have been used to prepare the Directors' Forecast.

Currency	2HY05 Rate per A$1.00	2006 Rate per A$1.00
US$	0.76	0.76
GBP	0.405	0.405

At the date of the Target's Statement, Southcorp had hedged the majority of the foreign currency risk for 2005. Details of the hedge book are included in Appendix 2 on page 49. The Directors' Forecast includes the benefit of forward exchange contracts and options used to hedge foreign currency transactions.

To provide comparability of local currency financial information, the UK/Europe and the Americas 2004 and 2005 local currency EBITA disclosed at 1.2.2 and 1.2.3 on pages 21 and 22 has been restated using the exchange rates set out above. This restatement presents the regions' forecast and historical results at constant rates, eliminating the impact of exchange rate movements on the local currency financial information.

1.5.8 Income tax

Forecast income tax expense is based on the prevailing corporate tax rates in the jurisdictions where Southcorp is subject to tax, adjusted by forecast permanent differences. The Directors' Forecast assumes there are no significant changes to those rates or existing tax laws.

The benefit of significant tax losses and timing differences, amounting to $41.6 million at 30 June 2004, has not been recognised as an asset in the financial statements due to the requirements for recognition under Australian Accounting Standards. The utilisation of these losses and timing differences and the derivation of the associated benefits, together with differential prima facie tax rates in Southcorp's offshore sales regions, combine to provide Southcorp with an effective tax rate lower than the Australian statutory rate of 30%.

1.5.9 Dividends

Southcorp returned to dividend paying status in February 2005 with the declaration of an unfranked three cent dividend, payable 31 March 2005. The declaration of the remaining dividends included in the Directors' Forecast is dependent on the achievement of the Directors' Forecast and the satisfaction of cash demands placed on the business from operating cash flows and existing financing facilities.

1.6 Sensitivity Analysis

The Directors' Forecast may not be met for a variety of reasons. The key risks that could impact on the forecast results of Southcorp are set out below.

The table below details the estimated sensitivity of the Directors' Forecast to changes in certain assumptions. It should be noted that this analysis treats each movement in isolation from possible movements in other assumptions, which may not be the case. Movement in other assumptions may offset or compound changes in any specific assumption.

In addition, it is possible that more than one assumption may move at any point in time, giving rise to cumulative effects, which are also not reflected in this analysis.

Note:

1. Sensitivities prepared for 2005 are calculated only for the six months to 30 June 2005 forecast.

	Variance +/-	Impact on NPAT	
		2005[1] ($million)	2006 ($million)
Volume	2HY05 100,000 cases 2006 200,000 cases	1.6	3.0
Price per case	$0.50 per case	1.6	3.4
FX rate: A$/ US$	US$0.01	0.4	1.7
FX rate: A$/ £	£0.01	0.1	2.0

1.7 Risk Factors

1.7.1 General

There are a number of risk factors which may impact on the operating and financial performance of Southcorp. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions, but many are outside the control of Southcorp and the Directors and cannot be mitigated.

Shareholders should consider the risks set out below. They are not exhaustive and Shareholders should read the contents of the Target's Statement in full.

1.7.2 Agricultural

The volume and quality of wine produced by Southcorp are contingent on the level of available fruit grown by Southcorp, and fruit sourced from third parties. As in any rural enterprise, agricultural risks such as hail, storm, fire, frost, flood, drought, water availability, water salinity, pest, bird damage and disease in vineyards may have a material and significant impact on the quality and availability of fruit and grape juice.

1.7.3 Consumer

Southcorp's revenue is dependent on consumer tastes and demand which can be affected by a range of factors including the general state of the economy, consumer confidence in the economic outlook, the perceived benefits of consuming wine and consumer acceptance of Southcorp's brands.

1.7.4 Competition

Southcorp competes against a large number of wine companies in both the Australian and international markets that have differing competitive characteristics. The markets Southcorp operates in continue to remain highly competitive with significant price competition.

1.7.5 Supply and demand of grapes and wine

Australian and international plantings of grapes have increased significantly in recent years and grape prices may continue to fall as supply exceeds demand. It is possible that wine producers will be forced by customers and consumers to pass on these cost savings, resulting in downward pressure on wine prices.

1.7.6 Contracts

Southcorp relies on contracts relating to the supply of particular varieties and grades of fruit, juice and wine and operating supplies. In the event that suppliers do not comply with their contractual obligations, Southcorp's ability to supply product to the market in the quantities required could be affected.

1.7.7 Government policy and legislation

Southcorp is exposed to government and legislation risks, including changes in government policy in Australia and overseas relating to taxes and charges that are imposed on the wine industry and on the sale of wine; trade protection policies of foreign governments resulting in trade barriers to foreign imports of Australian wines and new or changes in laws and regulations governing winemaking and wine sales in Australia and overseas.

1.7.8 Commercial and financial

Southcorp is subject to the same commercial risks faced by all businesses operating in multiple jurisdictions, including the risk of industrial disruption, credit risk, the loss of major customers and distributors, litigation, product tampering and other causes of business interruption.

The financial prospects of Southcorp will also be affected by general economic factors, economic and fiscal policies, business confidence, interest rates and share and capital market factors, particularly as they affect the wine industry.

Fifth Leg White
Fifth Leg's wonderful Semillon Sauvignon Blanc Chardonnay from Western Australia is as well known for its eye-catching quirky labels as for its reliably great quality.



1.7.9 Key personnel

The responsibility of overseeing day-to-day operations and the strategic management of Southcorp is concentrated amongst a number of key employees. Southcorp's operations could be adversely affected if it loses certain key people and is unable to replace them.

1.7.10 Environmental

The process of wine production generates waste water and other by-products that require disposal in accordance with Environmental Planning Authority regulations. Change to or breach of these regulations by Southcorp could result in additional operating cost or financial penalty, poor public image and suspension of licence to operate.

1.7.11 Terrorism

An act of war or terrorism, including sabotage specifically targeted at Southcorp, may place Southcorp operations at risk of interruption and/ or damage its brands or corporate reputation.

1.7.12 Foreign currency exchange rates

Southcorp exports significant volumes of wine to international markets, in particular, to the United Kingdom, mainland Europe and North America. As a result, Southcorp's A$ sales and the A$ value of its international investments may be affected by the exchange rate movements of the A$ relative to foreign currencies.

1.7.13 Refinancing

Southcorp operates under a number of financing arrangements which provide financing facilities to the Company. Changes in the Company's credit ratings may affect both the cost and availability of finance to the Company.

1.7.14 Interest rates

A change in interest rates in Australia or the other jurisdictions in which the Company obtains finance would be expected to result in a change in the net interest expense to Southcorp.

Synergistic benefits available to Foster's

Note:

1. *The net present value of cash flows has been determined using a discount rate of 10%.*

2.1 Overview

In its Bidder's Statement Foster's did not provide any estimates of the synergistic benefits from integration of Southcorp.

Southcorp management has undertaken, and your Directors have adopted, an assessment of the synergistic benefits potentially available in each of the areas identified by Foster's in Section 4.2(e)(iii) of the Bidder's Statement. Your Directors believe the value of the potential benefits that should be available to Foster's is $160 million per annum, with the full run rate achieved by 2009. The outcome of that assessment is summarised in the table on page 29.

Shareholders should note that the targeted Veraison benefits and other savings of $62 million discussed in Part A Section 3 on page 6 are in addition to these synergistic benefits and are also available to Foster's.

One time restructuring and other expenses associated with the delivery of these benefits are estimated at $100 million, including non cash expenses of $33 million. Your Directors have assumed that net incremental capital expenditure (after allowance for planned capital expenditure which is no longer required) will be $Nil. Proceeds from the sale of surplus assets (including vineyards) is assumed to be $75 million.

If the estimated net future cash flows are capitalised, the present value of these synergistic benefits is $2.13 per Share.[1]

Enhanced revenue opportunities

The synergistic benefits included in the table on the opposite page do not include enhanced revenue opportunities which may be available to Foster's, dependent on the 'go to market' model adopted by Foster's. Your Directors are not in a position to quantify such additional benefits.


SECRET STONE
Sauvignon Blanc
MARLBOROUGH · NEW ZEALAND

Secret Stone Sauvignon Blanc
Our newest brand, Secret Stone, was created as a showcase for distinctive New Zealand premium wine regions, with the first release an elegant Sauvignon Blanc from Marlborough.

2.2 Directors' estimates of synergistic benefits achievable to Foster's

Bidder's Statement reference	Area of potential saving	Directors Assumptions	Estimated benefit $m/pa
4.2(e)(iii)(A)	*Development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale*	Significant cost savings should be achieved from the rationalisation of the production platform of each company. In the Hunter Valley, the Foster's Rothbury Estate winery is assumed to be closed, as is the Foster's Jamieson's Run winery in the Coonawarra and Southcorp's Ryecroft winery in McLaren Vale. The two companies' packaging operations in the Barossa Valley are assumed to be rationalised negating the need for Foster's to proceed with the announced $60 million - $70 million capital expenditure to construct bottling and packaging facilities at the Wolf Blass winery in the Barossa Valley. Foster's sparkling wine production is assumed to be relocated to Southcorp's Karadoc facility. Foster's benefits from Southcorp's upgraded packaging and warehousing facilities in the Barossa Valley and Karadoc. Cost savings are assumed to arise from 'in-sourcing' Foster's under $10 wine to Southcorp's Karadoc facility. Rationalisation of viticulture operations and grower relation activities are also assumed to generate additional cost savings. Foster's should also benefit from Southcorp's viticulture intellectual property.	23
4.2(e)(iii)(B)	*Improved procurement, logistics and warehousing*	The consolidation of international distribution activities to Nuriootpa and Outer Harbour in South Australia and the increase in export volumes are assumed to create opportunities for lower freight and container handling costs. Purchasing scale is assumed to drive savings on key procurement items	8
4.2(e)(iii)(C)	*Optimisation of sales operations including elimination of duplication of sales functions*	Sales operations, including regional head offices would be rationalised although your Directors assume a large portion of the combined front-line sales force would be retained to manage the broader brand portfolio. Increased volumes in the USA and Canada are assumed to provide greater leverage on terms with distributors.	71
4.2(e)(iii)(D)	*Optimisation of administrative functions and other overhead duplication which is likely to result in the closure of the Southcorp head office*	The Southcorp head office in Artarmon, Sydney is assumed to close. Viticulture, winemaking and operational head office functions in South Australia and regional head offices are also assumed to be rationalised.	58
		Total	160

Important information about the Offer

1.1 Takeovers Panel proceedings

On 28 January 2005, Southcorp made an application to the Takeovers Panel. Southcorp's application alleged that there are a number of material misstatements and omissions in the Bidder's Statement and sought an amendment to the terms of the Offer. Southcorp sought a declaration of unacceptable circumstances under Section 657A of the Corporations Act, interim and final orders restraining dispatch of the Bidder's Statement, and further final orders requiring amendments to the Bidder's Statement and the terms of the Offer.

On 3 February 2005, the Takeovers Panel announced that it had accepted an undertaking from Foster's to dispatch to Southcorp Shareholders by Sunday, 6 February 2005 additional clarifying information in regard to the presentation of average broker valuations of Southcorp in the Bidder's Statement. In view of the undertaking, the Takeovers Panel determined not to make orders restraining dispatch of the Bidder's Statement.

On 9 February 2005, the Takeovers Panel announced that it did not consider that it was in the public interest to make a declaration of unacceptable circumstances or orders in relation to Southcorp's application. This was despite the fact that the Takeovers Panel found that unacceptable circumstances had existed at the time of Foster's lodging the Bidder's Statement with ASIC and giving it to Southcorp on 18 January 2005.

1.2 The Offer

On 17 January 2005, Foster's announced its intention to make a takeover bid for Southcorp. The next day, Foster's served its Bidder's Statement on Southcorp.

The terms of Foster's Offer are set out below.

1.3 Offer consideration

The consideration being offered to you by Foster's is $4.17 cash for each Southcorp Share you hold.

You may only accept the Offer in respect of all your Southcorp Shares. You cannot accept the Offer in respect of only some of your Southcorp Shares.

The Offer consideration will only become payable to you if all of the conditions of the Offer are satisfied or waived. These conditions are described opposite in Part C Section 1.8.

1.4 Offer Period

Unless extended or withdrawn, the Offer will be open for acceptance from 2 February 2005 until 5.00pm (Melbourne time) on 17 March 2005.

1.5 Extension of the Offer

While the Offer is subject to conditions, it may be extended only before the giving of Foster's notice regarding the status of the conditions (see Part C Section 1.11 on page 32). If the Offer becomes unconditional (that is, if all the conditions are satisfied or waived), it may be extended at any time before the expiry of the Offer Period.

In addition, there will be an automatic extension of the Offer Period if, within the last seven days of the Offer Period:

- Foster's improves the price under the Offer; or
- Foster's voting power increases to more than 50%.

If either of these two events occurs, the Offer Period will be automatically extended so that it ends 14 days after the relevant event occurs.

1.6 Withdrawal of the Offer

Foster's may withdraw the Offer for your Shares with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

1.7 Lapse of the Offer

The Offer will lapse if the conditions to the Offer are not satisfied or waived by the end of the Offer Period. If the Offer lapses, all contracts resulting from acceptance of the Offer and all acceptances which have not yet resulted in binding contracts will become void.

1.8 Conditions to the Offer

Foster's Offer is subject to many conditions. Those conditions are set out in full in Section 2.12 of the Bidder's Statement.

In summary, the conditions to the Offer are:

- Foster's acquiring a relevant interest in at least 90% of the Southcorp Shares;
- Foster's receiving all regulatory approvals required for its Offer, including ACCC clearance, European Commission approval and approvals from certain US and Canadian regulatory agencies;
- Foster's receiving all other regulatory approvals required by law or by a Public Authority (as that term is defined in the Bidder's Statement) in respect of its Offer, including all approvals required in respect of liquor licensing or liquor control, on an unconditional basis;
- no decision being made or inquiry being announced by a Public Authority (as that term is defined in the Bidder's Statement) which materially adversely impacts on the making of the Offer or which could require the divestiture by Foster's of any Southcorp Shares or other assets;
- no material adverse change in the business of Southcorp;
- no major acquisitions, disposals or commitments by Southcorp;
- no person exercising or stating an intention to exercise rights under a material contract with Southcorp directly or indirectly because of the proposed acquisition of Southcorp by Foster's and resulting in monies borrowed by Southcorp becoming immediately repayable or any such contract being terminated or modified or the business of Southcorp being adversely affected;
- no dividend, bonus or other distribution being declared or paid by Southcorp;
- no major asset write down or earnings profit warning being made by Southcorp;
- no decline in the S&P/ASX 200 index below 3,600 points;
- no Prescribed Occurrences (as that term is defined in the Bidder's Statement) occurring;
- all Southcorp Options being exercised, cancelled or the subject of cancellation agreements between Foster's and the relevant Southcorp Optionholder; and
- all pre-conditions to the availability of Foster's debt facility (described in Section 5 of the Bidder's Statement) being satisfied and there being no event of default under the facility.

1.9 Likelihood of conditions being satisfied

Southcorp considers that there is a significant risk that a number of the conditions to Foster's Offer may not be satisfied. In particular, your Directors believe you should be aware of the following:

1.9.1 Southcorp Options

The Offer is subject to a condition in Section 2.12(p) of the Bidder's Statement which requires that all Southcorp Options be exercised, cancelled or subject to cancellation agreements before the end of the Offer Period.

Your Directors believe there is little prospect of all the Southcorp Options being exercised before the Offer Period expires. More information about Southcorp Options can be found in Part C Section 4.3 on pages 37 and 38.

Foster's has not offered any consideration to Southcorp Optionholders to induce them to agree to the cancellation of their Southcorp Options or to enter into cancellation agreements with Foster's, nor, in the case of Optionholders who are also Shareholders, is Foster's able to do so except on arms-length terms. Your Directors do not believe that Southcorp Optionholders will agree to the cancellation of their Southcorp Options without consideration.

1.9.2 Dividends

The Offer is subject to a condition in Section 2.12(l) of the Bidder's Statement that Southcorp does not declare or pay any dividend, bonus or other distribution to Southcorp Shareholders before the end of the Offer Period.

On 9 February 2005, Southcorp announced its results for the 2005 Half Year and also announced that the Directors have declared an unfranked dividend of three cents per Southcorp Share payable on 31 March 2005 to Shareholders registered as at 28 February 2005.

Although the dividend is not payable until after the date on which the Offer Period is scheduled to close, Section 2.10(b) of Foster's Bidder's Statement entitles Foster's to reduce the Offer Price by an amount equal to the amount of the dividend. Because the dividend was declared after 12 January 2005 and before the end of the Offer Period, it may attract the operation of the condition in Section 2.12(l) of the Bidder's Statement. Foster's is entitled under Sections 2.13 and 2.14 of the Bidder's Statement to declare the Offer free from this condition. To date, Foster's has not announced whether it will adjust the Offer Price by the amount of the dividend or whether it will declare the Offer free from condition 2.12(l) or whether it has formed any intention to do so.

1.9.3 Regulatory approvals

The Offer is subject to a number of regulatory approvals, including approvals, clearances or no action advices from the ACCC, the European Commission and certain US and Canadian regulatory agencies.

As far as your Directors are aware, as at the date of this Target's Statement, none of those regulatory approvals, clearances or no action advices have been obtained.

1.9.4 Change of control rights

The Offer is subject to a condition in Section 2.12(k) of the Bidder's Statement which requires that no person exercise or state an intention to exercise rights under a material contract with Southcorp, directly or indirectly because of the proposed acquisition of Southcorp by Foster's, which results or could result in monies borrowed by Southcorp becoming immediately repayable or any such contract being terminated or modified or the business of Southcorp being adversely affected

Southcorp is party to a number of contracts containing change of control provisions. As at the date of this Target's Statement, no counterparty to such a contract has announced an intention to exercise its rights under the relevant provisions. A short summary of the change of control provisions in Southcorp's material contracts are contained in Part C Section 4.2 on page 37 of this Target's Statement.

1.10 Consequences of conditions not being satisfied

Your Directors consider that there is a significant risk that some of the conditions of Foster's Offer may not be satisfied. However, you should be aware that even if the conditions of the Offer are not satisfied, they may be waived by Foster's so that Foster's can proceed with the takeover bid.

1.11 Notice of status of conditions

Section 2.15 of the Bidder's Statement indicates that Foster's will give a notice regarding the status of the conditions to its Offer to the ASX and Southcorp on 9 March 2005.

If the Offer Period is extended before the date on which the above notice is due to be given, the date for giving the notice will be taken to have been postponed for the same period. In the event of such an extension, Foster's is required, as soon as practicable after the extension, to inform the ASX and Southcorp of the new date for the giving of the notice regarding the status of the conditions.

If a condition is satisfied (so that the Offer becomes free from that condition) before the date on which Foster's notice regarding the status of the conditions is due to be given, Foster's must, as soon as practicable, give a notice to the ASX and Southcorp that states that the particular condition has been satisfied.

1.12 Effect of acceptance

If you accept the Offer, you may only withdraw your acceptance if Foster's varies the Offer in a way that postpones, for more than one month, the time when Foster's needs to meet its obligations under the Offer. This will occur if Foster's extends the Offer Period by more than one month and the Offer is still subject to conditions at the time of extension.

The effect of acceptance of the Offer is set out in Section 2.9 of the Bidder's Statement. Southcorp Shareholders should read these provisions carefully to understand the effect that acceptance will have on their ability to exercise rights attaching to their Southcorp Shares and the representations and warranties which they give by accepting the Offer.

1.13 Compulsory acquisition

If Foster's and its associates acquire a relevant interest in at least 90% of the Southcorp Shares, Foster's will be entitled to compulsorily acquire any Southcorp Shares in respect of which it has not received an acceptance of its Offer on the same terms as the Offer. In Section 4.2 of the Bidder's Statement, Foster's has indicated that if it reaches the 90% threshold, it does intend to compulsorily acquire any outstanding Southcorp Shares.

Foster's will have one month after the end of the Offer Period within which to give compulsory acquisition notices to Southcorp Shareholders who have not accepted the Offer. Southcorp Shareholders have statutory rights to challenge a compulsory acquisition of their Southcorp Shares but to successful would need to satisfy a court that the terms of the Offer do not represent 'fair value' for their Southcorp Shares.

1.14 Implications of Foster's acquiring less than 90% of the Southcorp Shares

The Offer is subject to a condition that Foster's acquire a relevant interest in at least 90% of the Southcorp Shares. This condition, like all other conditions to the Offer, may be waived by Foster's. In Section 4.3 of the Bidder's Statement, Foster's sets out its intentions in the event that it does not become entitled to at least 90% of the Southcorp Shares but proceeds with the takeover bid and acquires a majority shareholding in Southcorp. If this were to occur, those Southcorp Shareholders who do not accept Foster's Offer will become minority Shareholders in Southcorp. This has a number of possible implications including the following:

- Foster's will be in a position to cast the majority of votes at a general meeting of Southcorp. This will enable Foster's to control the composition of Southcorp's Board of Directors and senior management, determine Southcorp's dividend policy and control the strategic direction of the businesses of the Southcorp Group;
- subject to the requirements of the Corporations Act and Southcorp's Constitution, Foster's intends to appoints its own nominees to constitute all or a majority of the Southcorp Board of Directors;
- through its nominees on the Southcorp Board, Foster's intends to review the Company's dividend policy;
- it is likely that the liquidity of Southcorp Shares would be significantly lower than at present. If the number of Southcorp Shareholders is less than that required by the ASX Listing Rules to maintain an ASX listing, Foster's intends to apply for Southcorp's removal from the official list of the ASX and if this occurs, Southcorp Shares will not be able to be bought or sold on the ASX;
- if Foster's acquires 75% or more of the Southcorp Shares, it will be able to pass special resolutions of the Company. This will enable Foster's to, among other things, change Southcorp's Constitution;
- the change of control provisions in the material contracts referred to in Part C Section 4.2 on page 37 of this Target's Statement may be triggered; and
- any change in ownership of Southcorp resulting from a takeover may create a circumstance in which the use of US tax losses and the Australian capital losses of approximately $700 million is restricted.

1.15 What are my options as a Southcorp Shareholder?

As a Southcorp Shareholder you currently have three options:

1.15.1 Do nothing

Southcorp Shareholders who do not wish to accept the Offer and do not wish to sell their Shares on market should do nothing. Simply ignore any documents sent to you by Foster's.

Southcorp Shareholders should note that if Foster's acquires at least 90% of the Southcorp Shares, it will be entitled to compulsorily acquire the Southcorp Shares that it does not already own (see Sections 1.13 and 1.14 above for further details).


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1.15.2 Sell your Southcorp Shares on the ASX

During a takeover, shareholders in a target company can still sell their shares on the ASX for cash provided that they have not accepted the takeover offer.

Southcorp Shares have been trading at prices well above the Foster's Offer Price. The latest trading price may be obtained from the ASX website www.asx.com.au using the code 'SRP'.

Southcorp Shareholders who sell their Southcorp Shares on the ASX should note that they:

- will lose the ability to accept Foster's Offer and receive $4.17 per Southcorp Share and any subsequent increase in the Offer Price;
- may be liable for capital gains tax on the sale; and
- may incur a brokerage charge.

1.15.3 Accept the Offer

Your Directors recommend you **REJECT** the Offer, however Southcorp Shareholders may elect to accept the Offer. Details of the consideration that will be received by Southcorp Shareholders who accept the Offer are set out in Part C Section 1.3 on page 30 of this Target's Statement and in the Bidder's Statement.

Southcorp Shareholders who accept the Offer may be liable to capital gains tax on the disposal of their Southcorp Shares (see Section 6 of the Bidder's Statement). However, they will not incur any brokerage charge.

Section 2.7 of the Bidder's Statement contains details of how to accept the Offer.

Part C.2 Directors' recommendation

2.1 Directors of Southcorp

The Directors of Southcorp are:

Thomas Brian Finn AO (Chairman)
Margaret Anne Jackson AC (Deputy Chairman)
John Charles Ballard (Chief Executive Officer)
Helen Ann Lynch AM
Stephen Gerlach
John William Murphy
Ernest John James Pope

All of the Directors, with the exception of John Ballard, are non-executive Directors.

2.2 Directors' recommendation

After taking into account the matters set out in the Bidder's Statement and this Target's Statement, each of your Directors recommends that you **REJECT** the Offer.

In considering whether or not to accept or **REJECT** the Offer, your Directors encourage you to:

- read the whole of this Target's Statement;
- have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances;
- consider the alternatives set out in Part C Section 1.15 on page 33 and 34 of this Target's Statement; and
- obtain independent financial and taxation advice.

2.3 Reasons for recommendation

Your Directors believe that the Offer is opportunistic and fails to recognise the strategic value of Southcorp. The reasons for the Directors' recommendation that you **REJECT** the Offer are set out in more detail in Part A Section 3 on pages 4 to 12 of this Target's Statement.

2.4 Intentions of Directors in relation to the Offer

Each Southcorp Director intends to **REJECT** the Foster's Offer in respect of the Southcorp Shares held by them or on their behalf.

Part C.3 Directors' interests and dealings

3.1 Directors' interests and dealings in Southcorp securities

3.1.1 Interests in Southcorp securities

At the date of this Target's Statement, your Directors had the following relevant interests in Southcorp Shares and Southcorp Options:

Southcorp Director	Southcorp Shares	Southcorp Options
T Brian Finn	23,960	-
Margaret Jackson	100,000	-
John Ballard	250,000	2,000,000
Helen Lynch	19,207	-
Stephen Gerlach	43,729	-
John Murphy	-	-
Ern Pope	5,000	-

3.1.2 Dealings in Southcorp securities

No Southcorp Director has acquired or disposed of any Southcorp Shares or Southcorp Options within the four month period preceding the date of this Target's Statement.

3.2 Director's interests and dealings in Foster's securities

3.2.1 Interests in Foster's securities

As at the date of this Target's Statement, your Directors had the following relevant interests in securities of Foster's.

Southcorp Director	Fully paid ordinary shares of Foster's
John Ballard	16,200
Helen Lynch	3,071

3.2.2 Dealings in Foster's securities

No Director of Southcorp has acquired or disposed of any shares in Foster's within the four month period preceding the date of this Target's Statement.


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3.3 Benefits and agreements

3.3.1 Benefits in connection with retirement from office

As a result of the Offer, no benefit (other than a benefit permitted by Section 200F or 200G of the Corporations Act) will or may be given to a Director:

- in connection with their retirement from a Board or managerial office in Southcorp or a controlled entity of Southcorp; or
- in connection with the transfer of the whole or any part of the undertaking or property of Southcorp.

3.3.2 Agreements connected with or conditional on the Offer

There are no agreements made between any Southcorp Director and any other person in connection with, or conditional upon, the outcome of the Offer, other than in their capacity as a holder of Southcorp Shares or Southcorp Options.

3.3.3 Benefits from Foster's

None of the Southcorp Directors has agreed to receive, or is entitled to receive, any benefit from Foster's which is conditional on, or is related to, the Offer, other than in their capacity as a holder of Southcorp Shares.

3.3.4 Contracts with Foster's

None of the Southcorp Directors has any interest in any contract entered into by Foster's.

Other material information

4.1 Southcorp financial position

On 9 February 2005, Southcorp released its results for the 2005 Half Year. A copy of those results are annexed to this Target's Statement (see Appendix 2). Except as disclosed in this Target's Statement or as notified to the ASX in accordance with Southcorp's continuous disclosure obligations, the financial position of Southcorp has not, within the knowledge of the Directors, materially changed since 31 December 2004.

4.2 Material contracts

Southcorp or a Related Body Corporate is a party to a number of material contracts that contain change of control provisions which may be triggered as a result of, or as a result of acceptances of, the Offer. A summary of the relevant provisions of these agreements is set out below. This information has been included in this Target's Statement because:

- it may be relevant in assessing the likelihood of the condition contained in Section 2.12(k) of the Bidder's Statement (dealing with the exercise of rights under change of control clauses) being satisfied or waived; and
- it may impact on the future prospects of Southcorp if Foster's obtains a relevant interest in more than 50% but less than 90% of the Southcorp Shares and elects to waive the 90% condition contained in Section 2.12(a) of the Bidder's Statement and take a controlling stake in the company. The future prospects of Southcorp would be relevant to those Southcorp Shareholders who remain as minority shareholders in Southcorp.

4.2.1 Distribution agreements

Southcorp, through PWG Vintners, USA, Inc, has agreements with a number of distributors for the distribution of Southcorp wine in the United States of America. These agreements are for various terms expiring between 2004 and 2006. However, each agreement provides that on the expiry of the initial term, the agreement is renewed from year to year unless a party gives at least three months' notice that it will not be renewed. Each of these agreements also provides that if there is a significant change of ownership of PWG Vintners, USA, Inc then PWG Vintners, USA, Inc will not fail to renew the contract for three years from the effective date of that change. A takeover of Southcorp by Foster's would amount to a significant change of ownership of PWG Vinters, USA, Inc for the purposes of these agreements.

Southcorp Wines Europe Limited is party to an agreement for the distribution of Southcorp wine in the UK and Ireland. This agreement contains a clause which allows the distributor to terminate the agreement on three months' notice if Southcorp Wines Europe Limited suffers a change of control. A successful takeover of Southcorp, which would give Foster's the ability to control the affairs of Southcorp Wines Europe Limited, would be a change of control of Southcorp Wines Europe Limited for the purposes of this agreement.

4.2.2 Supply agreement

An agreement for the supply of packaging materials to Southcorp Wines Pty Ltd may be terminated by the supplier if there is a change in the effective control of Southcorp Wines Pty Ltd. A takeover of Southcorp by Foster's would amount to a change in the effective control of Southcorp Wines Pty Ltd.

4.3 Employee incentive plans

The terms of Southcorp's employee share and option plans may be relevant in assessing the likelihood of the conditions contained in Sections 2.12(a) and 2.12(p) of the Bidder's Statement (dealing with the minimum number of Southcorp Shares required to accept the Offer and the exercise or cancellation of Southcorp Options before the expiry of the Offer Period) being satisfied or waived.

(a) Share and Options Plans

Southcorp currently operates two employee share and option plans, being the Executive Share and Option Plan (ESOP) and the Employee Share Plan (ESP). Under these plans, employees are offered the opportunity to subscribe for Southcorp shares and/or to apply for Southcorp Options.

As at 9 February 2005, there were 2,514,850 Southcorp Shares held in trust for employees under the ESOP and the ESP (Employee Shares) and 2,375,953 Southcorp Options on issue under the ESOP (ESOP Options). There were also 2,000,000 Southcorp Options on issue under the Managing Director's Share Option Deed (Managing Director Options).

All the Employee Shares, ESOP Options and the Managing Director Options are subject to various holding periods and performance

hurdles. As at 9 February 2005, the holding period and/or performance hurdles for approximately 73% of the Employee Shares and approximately 95% of the ESOP Options and Managing Director Options had not been met.

(b) Takeover Offer

If there is a takeover offer for Southcorp, the Southcorp Directors may make a declaration waiving the holding periods and performance hurdles attaching to the Employee Shares. If there is a takeover offer for Southcorp and the bidder obtains more than 50% of the Company's issued shares, the Southcorp Directors may also make a declaration waiving the holding periods and performance hurdles attaching to the ESOP Options (other than those issued to three of the Company's senior executives (Senior Executive Options)). As at the date of this Target's Statement, the Directors of Southcorp have not made either declaration.

Even, in the case of a takeover, none of the Managing Director Options, nor any of the Senior Executive Options issued to two of the three senior executives referred to above, will become exercisable unless certain performance hurdles have been met (see below).

(c) Likelihood of Shares being transferred and/or Options being exercised

The trustees of the ESOP or ESP can only accept an offer with respect to Employee Shares held on trust for an employee under those plans if directed to do so by an employee. An employee may issue such a direction if the holding period and performance hurdles attaching to the Employee Shares have been met or if a declaration has been made by the Southcorp Directors waiving the holding period or performance hurdles as referred to in paragraph (b) above. In the case of approximately 73% of the Employee Shares, the loans owed by the employees to the Company in connection with the original acquisition of their Employee Shares exceeds the Foster's Offer Price.

With the exception of the Senior Executive Options, all the ESOP Options that are currently exercisable, or that may become exercisable in the event of a declaration by the Directors, have an exercise price that exceeds the Foster's Offer Price. Your Directors therefore consider it unlikely that these options will be exercised.

The Senior Executive Options held by two employees and the Managing Director Options all have an exercise price which is lower than the Foster's Offer Price, but these options do not become exercisable, even in the event of a takeover, unless certain share price performance hurdles have been met and the offer price under the takeover bid exceeds the share price performance hurdle. As at 9 February 2005, none of these Southcorp Options were exercisable either because the share price performance hurdle had not been met or because the Foster's Offer Price does not exceed the share price performance hurdle.

The remaining Senior Executive Options also have an exercise price that is lower than the Foster's Offer Price. These options become exercisable in the event of a takeover offer once the offer becomes unconditional and the bidder receives acceptances for not less than 51% of the Company's issues shares. The number of these Senior Executive Options which may be exercised will be determined by reference to a Total Shareholder Return performance hurdle which will be measured at the time the options become exercisable.

(d) Transfer of Southcorp Options

Generally speaking, the Southcorp Options on issue are not transferable. However, if there is a takeover offer for the Company and the bidder also makes an offer for all the ESOP Options, the Southcorp Directors may make a declaration under the ESOP which will allow the ESOP Options to be transferred. As at the date of this Target's Statement, there is no offer from Foster's to acquire the ESOP Options (Foster's bid condition requires that all outstanding Southcorp Options be exercised or cancelled) and the Southcorp Directors have not made a declaration allowing these Southcorp Options to be transferred.

4.4 *Taxation considerations for Southcorp Shareholders*

Section 6 of the Bidder's Statement sets out advice on the Australian income tax and CGT, stamp duty and GST consequences of the acceptance of the Foster's Offer.

Southcorp Shareholders should consult their own tax adviser for tax advice tailored to their own particular circumstances. Southcorp Shareholders should not solely rely on Section 6 of the Bidder's Statement in relation to the taxation implications of accepting the Foster's Offer. In particular, Southcorp Shareholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences for them of the Foster's Offer, which may be different to those applicable to Australian resident Southcorp Shareholders.

4.5 *Consents*

The following persons have given and have not, before the date of issue of this Target's Statement, withdrawn their consent to:

- be named in this Target's Statement in the form and context in which they are named;
- the inclusion of their respective reports or statements noted next to their names and the references to those reports or statements in the form and context in which they are included in this Target's Statement; and
- the inclusion of other statements in this Target's Statement which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by those persons in the form and context in which they are included.

Name of person	Named as	Reports or statements
Allens Arthur Robinson	Legal adviser	N/A
Deutsche Bank	Financial adviser	N/A
Huon Hooke	–	Statement in Part A Section 3
Jon Fredrikson	–	Statement in Part A Section 3
KPMG	Auditor	Declaration and Independent Review Report in Appendix 2
KPMG Transaction Services	Investigating accountant	Report in Appendix 3
Stuart Wilson	–	Statement in Part A Section 3

Each of the above persons does not make, or purport to make, any statement in this Target's Statement other than those statements referred to above and as consented to by that person; and to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target's Statement other than as described in this Section with the person's consent.

As permitted by ASIC Class Order 01/1543, this Target's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or the ASX (in compliance with the ASX Listing Rules). Pursuant to this Class Order, the consent of persons such statements are attributed to is not required for the inclusion of such statements in this Target's Statement.

As permitted by ASIC Class Order 03/635, this Target's Statement may include or be accompanied by certain statements:

- fairly representing a statement by an official person; or
- from a public official document or a published book, journal or comparable publication.

Pursuant to this Class Order, the consent of persons such statements are attributed to is not required for the inclusion of such statements in this Target's Statement.

Any Southcorp Shareholder who would like to receive a copy of any of the documents (or parts of the documents) that contain the statements which have been included pursuant to Class Order 01/1543 may obtain a copy free of charge by contacting the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

4.6 Continuous disclosure

Southcorp is a 'disclosing entity' under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Southcorp to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, Southcorp has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of Southcorp Shares.

Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au or from the Southcorp website www.southcorp.com.au.

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In addition, copies of the following documents may be inspected at the registered office of Southcorp at 403 Pacific Highway, Artarmon, New South Wales on Business Days between 9.00am and 5.00pm or requested (and will be provided free of charge) by contacting the Southcorp Shareholder Information Line on 1300 477 599 (from within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time):

- 2004 Annual Report (for the year ended 30 June 2004);
- Constitution of Southcorp; and
- any continuous disclosure document lodged by Southcorp with the ASX between the lodgement of its 2004 Annual Report on 22 September 2004 and the date of this Target's Statement. A list of these documents is included in Appendix 1 to this Target's Statement.

Copies of documents lodged with ASIC in relation to Southcorp may be obtained from, or inspected at, an ASIC office.

4.7 Other information

This Target's Statement is required to include all the information that Southcorp Shareholders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Offer, but:

- only to the extent to which it is reasonable for investors and their professional advisers to expect to find this information in this Target's Statement; and
- only if the information is known to any of the Southcorp Directors.

The Southcorp Directors are of the opinion that the information that Shareholders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Foster's Offer is:

- the information contained in the Bidder's Statement (to the extent that the information is not inconsistent with or superseded by information in this Target's Statement);
- the information contained in Southcorp's 2004 Annual Report;
- the information contained in Southcorp's releases to the ASX prior to the date of this Target's Statement; and
- the information contained in this Target's Statement, including the Appendices.

The Southcorp Directors have assumed, for the purposes of preparing this Target's Statement, that the information contained in the Bidder's Statement is accurate (unless they have expressly indicated otherwise in this Target's Statement). However, the Southcorp Directors do not take any responsibility for the contents of the Bidder's Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.

In deciding what information should be included in the Target's Statement, the Southcorp Directors have had regard to:

- the nature of the Southcorp Shares;
- the matters Southcorp Shareholders may reasonably be expected to know;
- the fact that certain matters may reasonably be expected to be known to their professional advisers; and
- the time available to Southcorp to prepare this Target's Statement.

Part C.5 Interpretation and Glossary

5.1 Interpretation

In this Target's Statement, unless expressed to the contrary:

(a) words importing the singular include the plural and vice versa and any gender includes the other gender;

(b) if a word or phrase is defined in the Corporations Act or the ASTC Settlement Rules, it bears the same meaning;

(c) if a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding definitions;

(d) a reference to:

(i) a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii) a person includes the legal personal representatives, successors and assigns of that person;

(iii) a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv) a right includes a benefit, remedy, direction or power;

(v) "$", "A$", "AUD" or "cents" is a reference to the lawful currency of Australia;

(vi) "USD" or "US$" is a reference to the lawful currency of the United States of America;

(vii) "GBP" or "£" is a reference to the lawful currency of Great Britain; and

(vii) a Part, Section, Appendix, is a reference to a part, section, appendix of this Target's Statement; and

(e) headings are for ease of reference only and do not affect the interpretation of this Target's Statement.

5.2 Glossary

The following defined terms are used throughout this Target's Statement, unless the contrary intention appears or the context requires otherwise:

ACCC	the Australian Competition and Consumer Commission.
AGM	Annual General Meeting.
ASIC	the Australian Securities and Investments Commission.
Asset Review	a Southcorp Veraison program, announced on 28 June 2004, to develop a new production and distribution model.
ASTC	ASX Settlement and Transfer Corporation Pty Ltd.
ASTC Settlement Rules	the settlement rules of ASTC.
Australian Accounting Standards	as defined in Section 9 of the Corporations Act.
ASX	the stock market conducted by Australian Stock Exchange Limited (ABN 98 008 624 691).
ASX Listing Rules	the listing rules of the ASX which are applicable to entities admitted to the official list of the ASX.
Bidder's Statement	the booklet entitled 'Bidder's Statement' sent to Southcorp Shareholders on 2 February 2005 comprising the statement dated 18 January 2005 of Beringer Blass Wines Pty Ltd (ACN 105 344 965) (a wholly owned subsidiary of Foster's Group Limited) under Part 6.5 Division 2 of the Corporations Act, the letter dated 2 February 2005 from Frank Swan, Chairman Foster's Group Limited, and certain other information relating to the Offer.

Board	the Southcorp Board of Directors.
Business Day	a day which is not a Saturday, Sunday or bank or public holiday in Sydney.
CGT	capital gains tax.
Control or Controlled	in relation to any entity: (a) the ability of any person directly or indirectly to exercise effective control (which includes the ability to remove or appoint all or more than half of the directors of a body corporate or the trustee or manager of a trust) over the entity by virtue of the holding of voting shares, units or other interests in that entity or by any other means; or (b) a legal or beneficial interest in more than half of the issued voting shares, units or other interests of that entity.
Corporations Act	the Corporations Act 2001 (Cth).
Director or Southcorp Director	a director of Southcorp.
Directors' Forecast	Southcorp forecast financial performance for 2005 and 2006, including other financial information on forecast capital expenditure for 2005 and 2006 and expected significant working capital movements over 2005 and 2006, as detailed in Part B Section 1.
EBITA	earnings before interest, tax and amortisation.
EBITDA	earnings before interest, tax, depreciation and amortisation.
EV	enterprise value.
Foster's	Foster's Group Limited (ABN 49 007 620 886) and its Related Bodies Corporate, including Beringer Blass Wines Pty Ltd (ACN 105 344 965).
GST	has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (Cth).
New World	a group of wine producing nations comprising Australia, New Zealand, USA, South Africa, Chile and Argentina. Contrasts with the Old World wine nations such as France, Italy, Spain, Portugal and Germany.
NPAT	net profit after tax.
Oatley Family	Mr R I Oatley and Mr A G Oatley and their immediate families and the entities Controlled by Mr R I Oatley and Mr A G Oatley (including Reline Investments Pty Ltd (ACN 095 987 367)), and/or any member of their immediate families.
Offer or Foster's Offer	means the cash offer to buy Southcorp Shares made by Beringer Blass Wines Pty Ltd (ACN 105 344 965) in the Bidder's Statement.
Offer Period	the period commencing on 2 February 2005 and (unless the Offer is withdrawn) ending at 5.00pm (Melbourne time) on 17 March 2005, or such later date to which the Offer has been extended.
Offer Price	$4.17 cash per Southcorp Share.
Related Body Corporate	has the meaning given to that term in the Corporations Act.
ROCE	return on capital employed.

SGARA	the Australian Accounting Standard AASB 1037 'Self Generating and Regenerating Assets'.
Southcorp or The Company	Southcorp Limited (ABN 80 007 722 643).
Southcorp Group	Southcorp and its controlled entities.
Southcorp Optionholder	a holder of Southcorp Options.
Southcorp Options	unquoted options to subscribe for Southcorp Shares.
Southcorp Shareholder or **Shareholder**	a holder of Southcorp Shares.
Southcorp Shares or **Shares**	fully paid ordinary shares in the capital of Southcorp.
Target's Statement	this Target's Statement (including the Appendices), being the statement of Southcorp under Part 6.5 Division 3 of the *Corporations Act* relating to the Offer.
Veraison	a Southcorp business improvement program announced on 2 September 2003.
WACC	weighted average cost of capital.
2004 Annual Report	the statements of financial performance, financial position and cash flows for Southcorp and the Southcorp Group for the year to and as at 30 June 2004 and the related reports and declarations.
2003	the year to 30 June 2003.
2004	the year to 30 June 2004.
2005	the year to 30 June 2005.
2006	the year to 30 June 2006.
2005 Half Year	the six months to 31 December 2004.
2HY05	the six months to 30 June 2005.
2005 Half Year Report	the report for the 2005 Half Year included as Appendix 2.
9LE	9 litre equivalent.

Part C.6 Authorisation

This Target's Statement has been approved by a resolution passed by the Directors of Southcorp. No Director of Southcorp voted against the resolution authorising this Target's Statement.

DATED: 17 February 2005

SIGNED for and on behalf of Southcorp



Brian Finn
Chairman

Appendix 1 ASX Announcements since Southcorp's 2004 Annual Report

ASX Announcement	Date
2005 Half Year Results – Speaker Notes	9 February 2005
2005 Half Year Results – Presentation Slides	9 February 2005
2005 Letter to Shareholders – Resumption of Dividends	9 February 2005
2005 Results for 6 months ended 31 December 2004	9 February 2005
Recovery pays dividend for shareholders	9 February 2005
Foster's Takeover Offer for Southcorp	3 February 2005
Cancellation of Options	25 January 2005
Letter to Shareholders – **REJECT** Foster's Offer	21 January 2005
Grant of Options	19 January 2005
Southcorp **REJECTS** Foster's Offer as Inadequate and Opportunistic	17 January 2005
Cancellation of Options	14 January 2005
Final Director's Interest Notice x 2 (Mr R I Oatley and Mr A G Oatley)	13 January 2005
Request for Trading Halt	13 January 2005
Response to ASX Share Price Query	30 December 2004
Cancellation of Options	4 November 2004
Constitution	28 October 2004
Results of AGM (Proxy Voting Summary)	28 October 2004
Results of AGM (All resolutions passed)	28 October 2004
Chairman's and CEO's AGM Addresses to Shareholders	28 October 2004
Clarification of Southcorp Board Structure	18 October 2004
Cancellation of Options	13 October 2004
Cancellation of Options	24 September 2004
Section 249P Statement	22 September 2004
Annual Report, Notice of AGM and Chairman's Letter	22 September 2004

To obtain, free of charge, a copy of any of the announcements listed above, please contact the Southcorp Shareholder Information Line on 1300 477 599 (within Australia) or +61 2 9240 7471 (from outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

These documents are also available on Southcorp's website at www.southcorp.com.au.

Southcorp Limited ABN 80 007 722 643
2005 Half Year Report

Contents

Directors' report

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

Directors' declaration

Independent review report to the members of Southcorp Limited

Consolidated statement of financial performance

Consolidated statement of financial position

Consolidated statement of cash flows

Notes to the consolidated financial statements

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Southcorp Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The Directors present their report on the consolidated entity consisting of Southcorp Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2004.

Directors

The following persons were Directors of Southcorp Limited during the whole of the half-year and up to the date of this report (unless otherwise stated):

T Brian Finn, AO, FACS, FAICD, FUTS, FIE (Aust), FTSE
Chairman, Non-Executive Director

Margaret A Jackson, AC, B Econ, MBA, FCA
Deputy Chairman, Non-Executive Director since 23 August 2004

John C Ballard, MBA, FAICD
Managing Director, Chief Executive Officer

Stephen Gerlach, LLB
Non-Executive Director

Helen A Lynch, AM
Non-Executive Director

John W Murphy, CA, FCPA, B Comm, M Comm
Non-Executive Director

Ernest J J Pope
Non-Executive Director

Thomas P Burnet was a Director from 1 July 2004 until his resignation on 23 July 2004.

Messrs Robert I Oatley, BEM and A G (Sandy) Oatley were Directors from 1 July 2004 until their resignation on 13 January 2005.

Review of operations

Southcorp has achieved a substantially improved profit performance in tough market conditions as it commences the process of driving profitable growth and continues with the business improvement program. The focus continues to be on cash flow generation and improving return on capital employed.

Net profit after tax for the six months to 31 December 2004 ('2005 half-year') was up 49.7% to $60.6 million.

There were no significant items for the 2005 half-year.

Financial Highlights

- Earnings before interest, tax and amortisation up 28.3% to $96.3 million.
- Continuing strong cash flow generation, delivering $121.9 million in operating cash flows, up 35% on last year.
- Net debt reductions of $146.7 million since 30 June 2004. Net debt has reduced by $390 million from the peak of $842 million in July 2003.
- Working capital has reduced 6.2% since last year despite a 23% increase in the 2004 vintage intake.
- Annualised return on capital employed was 10.7% (2004 half-year: 7.6%)[1], exceeding the cost of capital for the first time in two years.

Dividends

An unfranked dividend of 3.0 cents per share has been declared in respect of profits for the 2005 half-year. The resumption of the dividend is ahead of expectation due to the good earnings performance and continued strong cash flow generation of the business.

Outlook

The Company is in the process of preparing a Target's Statement in response to the Foster's takeover offer which will be sent to all shareholders. The Target's Statement will provide details on the outlook for the Company for the remainder of 2005 and 2006.

With respect to 2005, and consistent with previous advice to the market, the business is expected to deliver modest profit growth over 2004 due primarily to the negative impact of currency and the lower availability of super premium wines.

Review of financial performance

Revenue

Total revenue increased 2.9% to $574.4 million. Major factors were:

- Strong growth in sales revenue from the UK/Europe region which increased 19.6% in the half-year.
- Flat sales in Australasia reflecting the competitive trading environment.
- Decrease in sales revenue from the Americas region of 6.1% due to adverse currency impacts. Sales revenue in US dollars was up 0.7%.

EBITA

EBITA before significant items increased 28.3% to $96.3 million, driven by:

- Strong performance in the Australasian and UK/European markets.
- Tightened control over selling and period costs and improved cost of goods sold (COGS).
- Improved inventory management resulting in decreased inventory provisions.
- Significant increase in advertising and promotional spend in the Australasian and Americas regions.
- Adverse SGARA impact of $4.4 million compared to $0.0 million last year.
- The 0.4% earnings decline in the Americas region was a result of the impact of currency. Constant currency earnings grew 14.9% for the half-year.

Significant Items After Tax

There were no significant items.

Self Generating & Regenerating Assets (SGARA)

The increment in the net market value of grape vines was reduced as a result of expected lower grape prices and yields for the 2005 vintage.

Previous net market value adjustments released to COGS have reduced as lower 2004 vintage costs are realised.

Constant vineyard operating costs notwithstanding higher operating hectares.

Net Interest
As a result of the improved borrowing position, net interest expense declined by $4.8 million to $18.1 million.

Income Tax
Tax expense was $17.6 million. The effective tax rate was 22.5%, which is below the statutory tax rate due to the recouping of tax losses in the USA, realising a benefit of $4.4 million and over provisions in respect of prior years, amounting to $2.7 million.

Cash flow
Net operating cash flows increased $31.7 million to $121.9 million. Key impacts:

- $21.2 million from improved earnings from operations.
- $8.8 million from improved working capital and non-current inventory position.
- $5.0 million less in interest payments, a result of the reduced debt position.

Net investing cash outflows were $16.3 million, comprising primarily:

- Capital expenditure of $20.4 million.
- $31.2 million in proceeds received from the collection of the last major divested business receivable.

Net financing cash inflows were $3.7 million.

Capital expenditure planned for 2005, including the implementation of the asset review, is expected to be $80 to $90 million. This is $10 million higher than previous expectations as a result of the approval of a number of projects with attractive payback periods.

Financial position
Capital employed decreased by $92.8 million to $1,794.2 million since 30 June 2004, reflecting:

- Significant reductions in current inventory due to the seasonality of inventory levels in the business. Finished goods inventories increased marginally as safety stocks were built to transition the relocation of the bottling lines from Denman to Nuriootpa and Karadoc.
- Net debt reductions of $146.7 million, a result of continuing strong cash flow generation.

Regional review
Australasia
A strong result from the Australasian region with earnings growing 39.6% despite flat top line performance. After a year of restructuring the cost base to establish a sustainable profit model, the business is refocused on brand investment and profitable growth. A number of consumer based advertising campaigns have been developed and are being rolled out for the major brands – Penfolds, Rosemount and Lindemans. The Australian marketplace remains highly competitive with significant price competition.

Financial Highlights

- Case rate improvements of 2.6% reflect improved mix and some price increases. Penfolds premium wines from the May 2004 release were sold during the 2005 first half-year, consistent with our policy of making these wines available throughout the year.
- Volumes remained flat reflecting the impact of continuing competitive trading conditions.
- Margin improvements from 12.1% to 16.7% reflect the above impacts combined with continuing strong controls over overhead expenses and improved COGS.
- A 40% increase in advertising and promotional spending to support brand investment plans. Spending occurred primarily in November and December which should support growth in the second half.

Business Highlights

- Benefits from restructuring sales teams and support functions.
- Continued strength from the Asian region, a result of improved distribution in key markets.

- Escalation in performance of mainstream boutique brands including Seppelt, Devils Lair, Coldstream Hills and Leo Buring.
- Increase in new product innovation – including Secret Stone and new Koonunga Hill SKUs.
- Initial success from Wine Bar rollout.
- Turnaround in sparkling performance led by Killawarra Dusk and Riccadonna.

UK / Europe

The business has delivered another strong result, driving solid volume growth and materially improving profitability. This was driven by the success of consumer based marketing campaigns and a continued focus on controlling costs. Market conditions have remained very competitive.

Financial Highlights

- Volume growth of 16.1% as successful brand investment gained traction.
- Case rates were maintained compared to the 2004 half-year.
- Local currency margin improvements reflect the continued reduction in selling and period costs as well as lower COGS.

Business Highlights

- Strong Lindemans brand performance, underpinned by TV advertising in the UK. Prompted brand awareness has risen to its highest ever level.
- The UK strategy of reduced discounting has been maintained and continues to drive more profitable unit sales.
- New product development, including 3 litre product in Norway, has delivered additional sales.

Americas

The USA market is beginning to see the California wine surplus ease as supply comes back in line with demand. However, market conditions remained highly competitive due to the introduction of new brands, led by multiple new Australian entries.

Financial Highlights

- Local currency case rates have declined 4.1% since the 2004 half-year and 1.4% since the 2004 financial year. This reflects a continued mix shift to 1.5L products and the success of the Little Penguin.
- Volumes were up 5.0% driven by the success of the Little Penguin, which was released to the market in July.
- Local currency earnings grew a solid 14.9% as a result of control over selling and period costs and improved COGS. As foreshadowed previously to the market, advertising and promotional spend increased significantly for the half-year, up 50%.

Business Highlights

- The Little Penguin launch got off to a strong start in both the USA and Canada and has achieved the number 7 ranking for Australian table wine in the USA (according to November Nielsen data).
- The business completed its formal review of operations in October 2004 and has begun implementing changes.
- Sustained strong Canadian growth on top of last year's record of 1+ million cases.

Hedge Book

Data as at 31 December 2004.

Hedge Book	2005	2006
USD Book		
% Cover	94%	50%
Hedge rate	0.641	0.621
Effective rate	0.648	0.691
GBP Book		
% Cover	95%	58%
Hedge rate	0.388	0.385
Effective rate	0.389	0.393

Effective rates for 2005 and 2006 are an estimate based on A$1=US$0.760 and A$1=GBP0.405.

Lead Auditor's Independence Declaration

The lead auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 51 and forms part of the Directors' report for the half-year ended 31 December 2004.

Rounding Off

The Company is a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.



T B Finn, Director

9 February 2005



Lead auditor's independence declaration under section 307C of the Corporations Act 2001

To: the Directors of Southcorp Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG.

KPMG

D S Rogers
Partner

Sydney
9 February 2005



Directors' declaration

The Directors declare that the financial statements and notes set out on pages 55 to 74:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that Southcorp Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.



T B Finn, Director

9 February 2005

KPMG

Independent review report to the members of Southcorp Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Southcorp Limited ("the Company") and Southcorp Limited and its controlled entities ("the Consolidated Entity"), for the half-year ended 31 December 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to enquiries of company personnel and analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.



KPMG

Independent review report to the members of Southcorp Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Southcorp Limited is not in accordance with:

(b) the Corporations Act 2001, including:

(i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(c) other mandatory professional reporting requirements in Australia.

KPMG.

KPMG



D S Rogers
Partner

Sydney
9 February 2005

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
Revenue from ordinary activities	2	**574,371**	558,086
Expenses from ordinary activities, excluding borrowing costs	3	**(476,738)**	(484,845)
Borrowing costs	5	**(19,413)**	(24,196)
Share of net profits (losses) of joint ventures accounted for using the equity method		**-**	322
Profit from ordinary activities before related income tax expense		**78,220**	49,367
Income tax expense relating to ordinary activities	6	**(17,588)**	(8,854)
Profit from ordinary activities after income tax		**60,632**	40,513
Net loss attributable to outside equity interests		**12**	8
Net profit attributable to members of Southcorp Limited		**60,644**	40,521
Non-owner transaction changes in equity			
Net exchange differences on translation of financial statements of self-sustaining foreign operations	26	**(6,723)**	(1,758)
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**(6,723)**	(1,758)
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**53,921**	38,763
Basic earnings per share for Southcorp Limited		**8.1 cents**	5.4 cents
Diluted earnings per share for Southcorp Limited		**8.1 cents**	5.4 cents

The accompanying notes form part of the financial statements.

STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
Current assets			
Cash assets	9	**61,268**	30,045
Receivables	10	**321,541**	337,664
Inventories	11	**494,370**	646,679
Foreign currency hedges - anticipated transactions	12	**48,422**	49,754
Other financial assets	13	**-**	33,770
Current tax assets		**10,431**	10,385
Prepayments		**11,177**	8,611
Total current assets		**947,209**	1,116,908
Non-current assets			
Receivables	14	**17,636**	17,451
Inventories	15	**177,875**	175,286
Foreign currency hedges - anticipated transactions	12	**63,870**	55,291
Property, plant and equipment	16	**507,190**	513,541
Grape vines	17	**209,233**	174,298
Intangible assets	18	**365,997**	365,997
Deferred tax assets		**27,638**	44,605
Prepayments		**499**	595
Total non-current assets		**1,369,938**	1,347,064
Total assets		**2,317,147**	2,463,972
Current liabilities			
Payables	19	**213,185**	278,950
Interest-bearing liabilities	20	**21,288**	44,106
Current tax liabilities		**10,542**	8,420
Provisions	21	**56,898**	73,620
Foreign currency hedges - anticipated transactions	22	**48,422**	49,754
Total current liabilities		**350,335**	454,850
Non-current liabilities			
Interest-bearing liabilities	23	**491,687**	584,386
Deferred tax liabilities		**47,442**	56,924
Provisions	24	**21,307**	23,924
Foreign currency hedges - anticipated transactions	22	**63,870**	55,291
Total non-current liabilities		**624,306**	720,525
Total liabilities		**974,641**	1,175,375
Net assets		**1,342,506**	1,288,597
Equity			
Contributed equity	25	**1,514,282**	1,514,282
Reserves	26	**961**	7,684
Retained profits (accumulated losses)	27	**(172,748)**	(233,392)
Equity attributable to members of Southcorp Limited		**1,342,495**	1,288,574
Outside equity interests	28	**11**	23
Total equity		**1,342,506**	1,288,597

The accompanying notes form part of the financial statements.

STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
Cash flows from operating activities			
Cash receipts in the course of operations		**631,969**	596,467
Cash payments in the course of operations		**(482,134)**	(474,901)
Interest and other borrowing costs paid		**(19,629)**	(24,919)
Interest received		**1,235**	1,566
Income taxes paid		**(9,590)**	(8,060)
Net operating cash flows	31(a)	**121,851**	90,153
Cash flows from investing activities			
Payments for property, plant and equipment and grape vines		**(20,414)**	(9,618)
Proceeds from sale of property, plant and equipment		**3,236**	1,245
Proceeds from redemption of equity investments		**31,260**	-
Proceeds from joint venture investments		**2,957**	-
Payments relating to divested businesses		**(781)**	(2,928)
Net investing cash flows		**16,258**	(11,301)
Cash flows from financing activities			
Dividends paid		**-**	(74,451)
Proceeds from repayment of loans		**1,736**	11,749
Proceeds from deferred consideration from divested businesses		**1,978**	51,067
Proceeds from borrowings		**30,000**	424,109
Repayment of borrowings		**(140,053)**	(465,179)
Net financing cash flows		**(106,339)**	(52,705)
Net increase in cash held		**31,770**	26,147
Cash at the beginning of the year		**30,045**	34,028
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the year		**(547)**	(1,076)
Cash at the end of the half-year	31(b)	**61,268**	59,099

The accompanying notes form part of the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are detailed below.

(a) Basis of preparation

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Southcorp Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, the chief entity, and its controlled entities (together the consolidated entity).

Controlled entities

Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated financial statements from the date control commences or up to the date control ceases. Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

All balances and effects of transactions between controlled entities have been eliminated.

Associates and joint venture entities

Investments in associates and joint venture entities are accounted for using equity accounting principles. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of an associate's or joint venture entity's net profit or loss after tax is recognised in the consolidated statement of financial performance after adjustments for dissimilar accounting policies and amortisation of goodwill. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign currency translation

Transactions

Foreign currency transactions are translated to Australian dollars at exchange rates ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies at the reporting date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statement of financial performance in the periods in which the exchange rate changes, except where such differences relate to hedging specific anticipated transactions or the acquisition of qualifying assets. Exchange differences arising

(c) Foreign currency translation (continued)

from transactions hedging the net investment in self-sustaining operations, or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred to the foreign currency translation reserve on consolidation.

Translation of foreign operations

Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statement of financial performance is translated at an average rate for the reporting period. Exchange differences arising on translation are transferred to the foreign currency translation reserve until the disposal, or partial disposal of the operations. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the reporting period of disposal.

(d) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for speculative purposes.

A transaction is designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risk being hedged, are designated so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statement of financial position from the date of inception of the hedge transaction. Once recognised, the receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Option premiums are recorded as assets when paid and included in the measurement of the transaction when it occurs.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedge transaction are recognised immediately in the statement of financial performance.

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at reporting date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statement of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including an option contract) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arise on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arise on the foreign currency hedge are included in the statement of financial performance for the period.

(d) Derivatives (continued)

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statement of financial performance.

(e) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax payable to taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods

Revenue from sale of goods is recognised (net of returns, discounts, allowances, rebates and taxes) when control of the goods passes to the customer.

Net market value of own-grown grapes

The market value of harvested grapes net of harvesting costs is recognised as revenue in the statement of financial performance in the period in which the harvest occurs.

Grape vines net market value movements

Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statement of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred.

Sale of non-current assets

The gross proceeds from the sale of non-current assets are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs).

Dividends

Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received or receivable.

(g) Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

No provision is made for additional taxes which could become payable if certain reserves of foreign controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Tax consolidation

Southcorp Limited and its wholly-owned Australian controlled entities have decided to implement tax consolidation as of 1 July 2003. The Australian Taxation Office has been notified of this decision.

As a consequence, the Company as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in the group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax funding agreements between the Company and the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax funding agreements are recognised as a component of income tax expense.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability in the statement of financial position.

Revenues are also recognised net of the wine equalisation tax ("WET") and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

(i) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is determined by dividing the net profit (loss) after income tax attributable to members of the Company, excluding any costs of servicing equity, by the weighted average number of ordinary shares outstanding during the financial reporting period, adjusted for bonus elements in ordinary shares issued during the reporting period.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(j) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 28 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at reporting date and specific provisions are made for any doubtful accounts.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

(l) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Joint venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

Other entities

Investments in other listed and unlisted entities are carried at the lower of cost and recoverable amount, being a Directors' valuation based on market value at the time of the valuation.

(m) Non-current assets

The carrying amounts of all non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount valued on the cost basis of a non-current asset exceeds recoverable amount, the asset is written down to the lower amount and the difference is expensed in the reporting period in which it occurs.

In assessing the recoverable amount of non-current assets the relevant net cash flows have been discounted to their net present values.

(n) Property, plant and equipment

Property, plant and equipment acquired is initially recorded at cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

The cost of assets constructed or internally generated by the consolidated entity includes the cost of material and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in note 1(t).

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount.

(n) Property, plant and equipment (continued)

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset taking into account estimated residual values. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings 66 years
- Plant and equipment 3 to 40 years

Depreciation rates are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of another asset or an allocation of production overheads.

(o) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed on a straight line basis over the term of the leases.

(p) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, certain assumptions have been made including market prices, yields and quality of grapes and vineyard operating costs.

(q) Intangibles

Brand names are recorded at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations. Brand names which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete. All brand names included in the statement of financial position are considered to have indefinite lives and therefore are not amortised.

(r) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to reporting date and which are unpaid. Trade accounts payable are normally settled between 30 and 60 days. Payments to grape growers are made in 3 instalments over a period of approximately 180 days from receipt of grapes.

(s) Interest-bearing liabilities

Bank loans and notes are carried on the statement of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statement of financial position at the net proceeds received, plus accrued interest at the contracted rate.

(t) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets in which case borrowing costs are capitalised to the cost of the assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current half-year this rate was 6.5% per annum (2003: 6.5%).

Capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statement of financial performance.

(u) Employee benefits

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to reporting date.

Wages, salaries, annual leave and sick leave

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of reporting date and beyond represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee benefits for long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increase in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely matches the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation funds

The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are recognised as an expense in the reporting period they are paid or become payable.

Employee share and option plans

Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company issues shares and grants options from time to time. Costs incurred in administering these plans are expensed as incurred.

Amounts receivable under the various employee share plans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

(v) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the statement of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statement of financial position, the provision is recognised net of the recovery only when the entity has a legally recognised right to set-off the recovery receivable and the provision and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, determined or publicly recommended, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Divested businesses

These amounts relate to provisions established in respect of the divestment of previously controlled entities and businesses and include environmental, pension, litigation and other commitments.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other

Other provisions include restructuring costs and are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced or firm contracts related to the restructuring have been entered into. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for employee benefits.

(w) Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately.

(x) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(y) Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
2.	**REVENUE FROM ORDINARY ACTIVITIES**		
	Revenue from operating activities		
	Sale of goods	**528,876**	513,306
	Interest received	**1,299**	1,301
	Net increment in net market value of grape vines	**32,277**	37,015
	Net market value of own-grown grapes	**2,533**	2,978
		564,985	554,600
	Other revenue		
	Proceeds from sale of non-current assets	**3,236**	570
	Other	**6,150**	2,916
		9,386	3,486
	Total revenue from ordinary activities	**574,371**	558,086
3.	**EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS**		
	Cost of goods sold	**(325,277)**	(321,655)
	Administration expenses	**(27,875)**	(26,025)
	Selling, marketing and distribution expenses	**(93,441)**	(102,808)
	Vineyard operating costs	**(31,179)**	(31,003)
	Restructure and redundancy costs	**(1,200)**	(7,187)
	Net write-back of onerous contract provision	**3,164**	4,336
	Other expenses from ordinary activities	**(930)**	(503)
	Total expenses from ordinary activities, excluding borrowing costs	**(476,738)**	(484,845)
4.	**SIGNIFICANT ITEMS INCLUDED IN PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE**		
	Restructure and redundancy costs	**-**	(7,187)
	Net write-back of onerous contract provision	**-**	4,336
		-	(2,851)
5.	**PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE**		
	Profit from ordinary activities before income tax has been arrived at after crediting (charging):		
	Depreciation of property, plant and equipment:		
	Buildings	**(991)**	(1,223)
	Plant and equipment	**(19,064)**	(23,696)
		(20,055)	(24,919)
	Net profit (loss) on sale of non-current assets:		
	Property, plant and equipment	**604**	(191)
	Reversal of write-down (write-down) in value of inventory	**5,448**	(6,199)
	Net foreign exchange gains (losses)	**1,997**	803
	Interest received or receivable from:		
	Other persons	**1,299**	1,301

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
5.	**PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE** (continued)		
	Borrowing costs		
	Interest paid or payable to:		
	Other persons	**(18,049)**	(24,600)
	Lease finance charges	**-**	(9)
		(18,049)	(24,609)
	Capitalised interest	**8,687**	9,553
	Capitalised interest relieved	**(9,292)**	(8,277)
		(18,654)	(23,333)
	Other borrowing costs	**(858)**	(990)
	Borrowing costs capitalised	**433**	406
	Borrowing costs relieved	**(334)**	(279)
	Borrowing costs	**(19,413)**	(24,196)
	Net interest income (expense) and other borrowing costs	**(18,114)**	(22,895)
	Net (expense) credit from movement in provisions:		
	Employee benefits	**(1,596)**	2,103
	Doubtful trade debts	**951**	(570)
	Employee share plan loans	**2,265**	882
	Onerous contracts	**3,163**	4,336
	Divested businesses	**945**	178
	Other	**(557)**	(60)
		5,171	6,869
6.	**INCOME TAX**		
	Prima facie income tax expense calculated on profit from ordinary activities at 30% (2003: 30%)	**(23,466)**	(14,810)
	(Increase) decrease in tax expense due to:		
	Overseas tax rate differential	**(1,211)**	(2,396)
	Benefit of unbooked tax losses recouped	**4,365**	8,254
	Depreciation	**145**	256
	Other items	**(92)**	(483)
	Income tax (under) over provided in previous years	**2,671**	325
	Income tax expense relating to profit from ordinary activities	**(17,588)**	(8,854)
7.	**DIVIDENDS**		
	Dividends provided for or paid during the half-year not previously recognised as a liability	**-**	-
	Subsequent events - Interim dividend		
	Since the end of the half-year, the Directors declared an unfranked interim ordinary dividend of 3.0 cents per share payable on 31 March 2005.	**22,335**	-

Registrable transfers received by the Company at its share registry at Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide SA up to 5:00 pm on 28 February 2005, if paper based, or by End of Day on that date if electronically transmitted by CHESS will be registered before entitlements to the dividend are determined.

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
8.	**EARNINGS PER SHARE**		
	Weighted average number of ordinary shares used in the calculation of basic earnings per share	**Number of ordinary shares**	
		744,508,138	744,508,138
	Add weighted average potential ordinary shares	**307,603**	66,216
	Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**744,815,741**	744,574,354
	Net profit used in calculating basic earnings per share	**$'000**	$'000
	and diluted earnings per share	**60,644**	40,521

		Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
9.	**CASH ASSETS**		
	Cash at bank and on hand	**46,078**	10,201
	Short term deposits	**15,190**	19,844
		61,268	30,045
10.	**CURRENT RECEIVABLES**		
	Trade debtors	**301,176**	309,149
	Provision for doubtful debts	**(201)**	(1,217)
		300,975	307,932
	Share plan loans - employees, Specified Directors and Executives	**578**	1,502
	Provision for net market value adjustment	**(192)**	(650)
		386	852
	Amounts owing by joint venture entities	**-**	76
	Loans and other debtors relating to divested businesses	**5,050**	6,775
	Other debtors	**15,130**	22,029
		321,541	337,664
11.	**CURRENT INVENTORIES**		
	Raw materials and stores		
	- at cost	**16,102**	16,865
	- at net realisable value	**180**	-
	Work in progress		
	- at cost	**274,630**	459,059
	- at net realisable value	**30,489**	17,432
	Finished goods		
	- at cost	**161,721**	133,597
	- at net realisable value	**11,248**	19,726
		494,370	646,679

		Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
12.	**FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS**		
	Current		
	Deferred foreign exchange losses relating to future anticipated transactions	**641**	9,277
	Amounts receivable under foreign currency hedges relating to future anticipated transactions	**47,781**	40,477
		48,422	49,754
	Non-current		
	Deferred foreign exchange losses relating to future anticipated transactions	**778**	12,429
	Amounts receivable under foreign currency hedges relating to future anticipated transactions	**63,092**	42,862
		63,870	55,291
13.	**OTHER FINANCIAL ASSETS**		
	Shares in unlisted companies - at cost	**-**	31,260
	Joint venture entities accounted for using the equity method	**-**	2,510
		-	33,770
14.	**NON-CURRENT RECEIVABLES**		
	Share plan loans - employees, Specified Directors and Executives	**13,780**	14,418
	Provision for net market value adjustment	**(4,399)**	(6,822)
		9,381	7,596
	Loans and other debtors relating to divested businesses	**1,623**	1,967
	Loans to other entities	**-**	790
	Other debtors	**6,632**	7,098
		17,636	17,451
15.	**NON-CURRENT INVENTORIES**		
	Work in progress - at cost	**177,875**	175,286
16.	**PROPERTY, PLANT AND EQUIPMENT**		
	Land and buildings		
	At cost	**244,656**	246,010
	Accumulated depreciation	**(60,935)**	(58,983)
		183,721	187,027
	Plant and equipment		
	At cost	**691,115**	685,444
	Accumulated depreciation	**(367,646)**	(358,930)
		323,469	326,514
	Total property, plant and equipment	**507,190**	513,541
17.	**GRAPE VINES**		
	Grape vines - at net market value	**209,233**	174,298
18.	**INTANGIBLE ASSETS**		
	Brand names - at cost	**605,997**	605,997
	Accumulated amortisation	**(240,000)**	(240,000)
		365,997	365,997

		Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
19.	**CURRENT PAYABLES**		
	Trade creditors	**179,534**	247,020
	Other creditors	**33,651**	31,191
	Amount owing to joint venture entities	**-**	739
		213,185	278,950
20.	**CURRENT INTEREST-BEARING LIABILITIES**		
	Bank loans - secured by negative pledge	**21,288**	44,068
	Lease liabilities	**-**	38
		21,288	44,106
21.	**CURRENT PROVISIONS**		
	Employee benefits	**32,704**	46,081
	Dividends	**-**	-
	Divested businesses	**10,738**	12,544
	Onerous contracts	**2,050**	3,342
	Other	**11,406**	11,653
		56,898	73,620
22.	**FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS**		
	Current		
	Deferred foreign exchange gains relating to future anticipated transactions	**47,781**	40,477
	Amounts payable under foreign currency hedges relating to future anticipated transactions	**641**	9,277
		48,422	49,754
	Non-current		
	Deferred foreign exchange gains relating to future anticipated transactions	**63,092**	42,862
	Amounts payable under foreign currency hedges relating to future anticipated transactions	**778**	12,429
		63,870	55,291
23.	**NON-CURRENT INTEREST-BEARING LIABILITIES**		
	Medium term notes - secured by negative pledge	**450,000**	450,000
	Bank loans - secured by negative pledge	**40,570**	133,222
	Other loans - unsecured	**1,117**	1,164
		491,687	584,386
24.	**NON-CURRENT PROVISIONS**		
	Employee benefits	**12,540**	12,934
	Divested businesses	**5,696**	6,048
	Onerous contracts	**2,971**	4,842
	Other	**100**	100
		21,307	23,924

	Consolidated	
	31 Dec 2004	30 June 2004
	$'000	$'000
25. CONTRIBUTED EQUITY		
Share capital		
744,508,138 (June 2004: 744,508,138) ordinary shares fully paid	**1,514,282**	1,514,282

Options over unissued ordinary shares

On 24 December 2004 Southcorp Limited granted options over 225,953 unissued ordinary shares under the Southcorp Executive Share and Option Plan. The options will be exercisable at $3.29 per share on or after 30 August 2007 subject to certain performance hurdles. The options will lapse if the performance hurdles are not achieved prior to the expiry date of the options on 24 December 2009 or earlier if employment ceases.

During the half-year reporting period 1,713,334 (December 2003: 433,100) options lapsed.

	31 Dec 2004 $'000	30 June 2004 $'000
26. RESERVES		
Foreign currency translation	**961**	7,684
Total reserves	**961**	7,684
Movements in reserves:		
Foreign currency translation		
Balance at beginning of year	**7,684**	2,901
Net exchange differences on translation of financial statements of self-sustaining foreign operations	**(6,723)**	4,783
Balance at end of period	**961**	7,684
27. RETAINED PROFITS (ACCUMULATED LOSSES)		
Retained profits (accumulated losses) at beginning of year	**(233,392)**	(279,629)
Net profit attributable to members of Southcorp Limited	**60,644**	46,237
Total available for appropriation	**(172,748)**	(233,392)
Dividends recognised during the period	**-**	-
Retained profits (accumulated losses) at end of period	**(172,748)**	(233,392)
28. OUTSIDE EQUITY INTERESTS		
At end of year the following represents the outside equity interests in controlled entities		
Issued capital	**24**	24
Retained profits (accumulated losses)	**(13)**	(1)
	11	23

29. CONTINGENT ASSETS AND LIABILITIES

There have been no material changes in contingent liabilities or contingent assets from the position disclosed in the 2004 Annual Report.

30. SEGMENT INFORMATION

Primary reporting Geographic segments	Australasia	UK /Europe	Americas	Unallocated & inter-segment eliminations	Total
2004 ($'000)					
Revenue					
Sales to external customers	**230,807**	**134,580**	**163,489**	**-**	**528,876**
Inter-segment sales	**239,988**	**-**	**-**	**(239,988)**	**-**
Net increment in net market value of grape vines	**33,698**	**(1,077)**	**(344)**	**-**	**32,277**
Net market value of own-grown grapes	**-**	**2,219**	**314**	**-**	**2,533**
Other revenue	**6,232**	**452**	**2,702**	**-**	**9,386**
Segment revenue	**510,725**	**136,174**	**166,161**	**(239,988)**	**573,072**
Unallocated				**1,299**	**1,299**
Total revenue	**510,725**	**136,174**	**166,161**	**(238,689)**	**574,371**
Result					
EBIT pre significant items	**38,928**	**25,743**	**31,663**	**-**	**96,334**
Significant items	**-**	**-**	**-**	**-**	**-**
Earnings before interest and tax	**38,928**	**25,743**	**31,663**	**-**	**96,334**
Net interest and other borrowing costs				**(18,114)**	**(18,114)**
Profit from ordinary activities before income tax	**38,928**	**25,743**	**31,663**	**(18,114)**	**78,220**
Income tax expense				**(17,588)**	**(17,588)**
Profit from ordinary activities after income tax	**38,928**	**25,743**	**31,663**	**(35,702)**	**60,632**
2003 ($'000)					
Revenue					
Sales to external customers	226,768	112,517	174,021	-	513,306
Inter-segment sales	170,948	-	-	(170,948)	-
Net increment in net market value of grape vines	38,356	(906)	(435)	-	37,015
Net market value of own-grown grapes	-	2,102	876	-	2,978
Other revenue	1,325	872	1,289	-	3,486
Segment revenue	437,397	114,585	175,751	(170,948)	556,785
Unallocated				1,301	1,301
Total revenue	**437,397**	**114,585**	**175,751**	**(169,647)**	**558,086**
Result					
EBIT pre significant items	27,621	13,162	34,330	-	75,113
Significant items	(1,226)	(627)	(998)	-	(2,851)
Earnings before interest and tax	26,395	12,535	33,332	-	72,262
Net interest and other borrowing costs				(22,895)	(22,895)
Profit from ordinary activities before income tax	26,395	12,535	33,332	(22,895)	49,367
Income tax expense				(8,854)	(8,854)
Profit from ordinary activities after income tax	**26,395**	**12,535**	**33,332**	**(31,749)**	**40,513**

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally.

Segment revenue includes sales and other revenue and is based on the geographical location of customers:

- Australasia: Viticulture, production and sale of wine.
- UK/Europe: Customers for wine mainly exported from Australia with some viticulture and production of wine in France.
- Americas: Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

	Consolidated	
	31 Dec 2004	31 Dec 2003
	$'000	$'000
31. NOTES TO THE STATEMENT OF CASH FLOWS		
(a) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities		
Profit from ordinary activities after income tax	**60,632**	40,513
Add (less) items classified as investing / financing activities:		
Net (profit) loss on sale of non-current assets	**(604)**	191
Add (less) non-cash items:		
Depreciation and amortisation	**20,055**	24,919
Amounts set aside to (from) provisions	**(5,171)**	(6,869)
(Reversal of write-down) write-down in value of inventory	**(5,448)**	6,199
Share of net (profit) loss from joint venture entities	**-**	(322)
Net market value of own-grown grapes	**(2,533)**	(2,978)
Net increment in market value of grape vines	**(32,277)**	(37,015)
Bad trade debts written-off not previously provided for	**52**	-
Increase (decrease) in income tax payable	**318**	(276)
(Increase) decrease in income tax receivable	**(46)**	(1,867)
(Increase) decrease in future income tax benefit	**16,955**	5,687
Increase (decrease) in deferred income tax	**(9,229)**	29
Net cash provided by operating activities before change in assets and liabilities	**42,704**	28,211
(Increase) decrease in trade and other debtors	**1,579**	(10,264)
(Increase) decrease in amount owing by joint venture entities	**(1,049)**	2,966
(Increase) decrease in inventories	**153,841**	149,629
(Increase) decrease in prepayments	**(3,027)**	(24)
Increase (decrease) in trade and other creditors	**(57,002)**	(68,615)
Increase (decrease) in provisions	**(15,195)**	(11,750)
Net operating cash flows	**121,851**	90,153

(b) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash at bank and on hand and short term deposits, net of outstanding bank overdrafts. Cash at the end of the half-year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	31 Dec 2004	31 Dec 2003
Cash at bank and on hand	**46,078**	43,137
Short term deposits	**15,190**	15,962
	61,268	59,099

(c) Non-cash financing activities

Nil (2003: nil)

32. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued AASB equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The impact of adopting AASB equivalents to IFRS standards will be first reflected in the financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transition to AASB equivalents to IFRS is under the control of the Chief Financial Officer ("CFO"), including training of staff and system and internal control changes necessary to gather all the required financial information. The CFO reports to the audit committee on progress. To date the AASB equivalents have been analysed and significant accounting policy changes that will be required have been identified. In some cases choices of accounting policies are available, including elective exemptions under AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards". Some of these choices are still being analysed to determine the most appropriate accounting for the Company.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below.

Income tax

Under AASB 112 "Income Taxes", deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and / or taxable income or loss. Current and deferred taxes cannot be recognised directly in equity.

Equity-based compensation benefits

Under AASB 2 "Share-based Payment", equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

Financial instruments

Under AASB 132 "Financial Instruments: Disclosure and Presentation" the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under AASB 139 "Financial Instruments: Recognition and Measurement" there may be major impacts as a result of foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs. Currently, the costs or gains arising under contracts together with any realised or unrealised gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

The above summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. The Company has not yet completed the quantification of the effects of all the differences. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

The transition to IFRS is progressing and is on track to enable the Company to provide full quantitative disclosures in the 2005 annual financial report.

33. EVENTS SUBSEQUENT TO REPORTING DATE

On 17 January 2005, Beringer Blass Wines Pty Ltd, a wholly owned subsidiary of Fosters Group Limited announced a takeover offer for the Company at a price of $4.17 per share. The directors have recommended that shareholders reject the offer. The Company is in the process of preparing a Target's statement in accordance with the requirements of the law which will be sent to all shareholders. The financial effect of the takeover bid has not been quantified.



KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 65 003 891 718
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

This report is in two parts:

- Part 1 is the KPMG Transaction Services (Australia) Pty Limited Financial Services Guide prepared under the requirements of the Corporations Act 2001; and
- Part 2 is the Investigating Accountant's Report on the Directors' Forecast.

The Financial Services Guide should be read in advance of the Investigating Accountant's Report.

PART 1 - FINANCIAL SERVICES GUIDE

Dated 15 March 2004

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("**KPMG Transaction Services**" or "**we**" or "**us**" or "**ours**" as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- who we are and how we can be contacted;
- the services we are authorised to provide under our **Australian Financial Services Licence, Licence No: 245402**;
- remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- any relevant associations or relationships we have; and
- our complaints handling procedures and how you may access them.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence which authorises us to provide financial product advice in relation to:

- interests in managed investment schemes (excluding investor directed portfolio services); and
- securities (such as shares and debentures).

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

Benefits that we may receive

We charge fees for providing reports. These fees will be agreed with, and paid by, the person who engages us to provide the report. Fees will be agreed on either a fixed fee or time cost basis.

Except for the fees referred to above, neither KPMG Transaction Services, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

Through a variety of corporate and trust structures KPMG Transaction Services is ultimately wholly owned by and operates as part of KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership.

From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FICS are available at the FICS website **www.fics.asn.au** or by contacting them directly via the details set out below.

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
Melbourne VIC 8007

Toll free: 1300 78 08 08
Facsimile: (03) 9621 2291

Contact details

You may contact us using the details set out at the top of our letterhead on the first page of this FSG.

KPMG

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 65 003 891 718
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

PART 2 – INVESTIGATING ACCOUNTANT'S REPORT ON THE DIRECTORS' FORECAST

The Directors
Southcorp Limited
403 Pacific Highway
Artarmon NSW 2064

17 February 2005

Dear Directors

Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Southcorp to prepare this report for inclusion in the Target's Statement to be dated 17 February 2005, in response to the Bidder's Statement issued by Foster's dated 18 January 2005.

Expressions defined in the Target's Statement have the same meaning in this report.

Financial information

KPMG Transaction Services has been requested to prepare a report covering the Directors' Forecast described below and disclosed in the Target's Statement.

Directors' Forecast

The Directors' Forecast is set out in Part B Section 1 of the Target's Statement.

The Southcorp Directors are responsible for:

- the preparation and presentation of the Directors' Forecast, as set out in Part B Section 1 of the Target's Statement;
- the Directors' best-estimate assumptions on which the Directors' Forecast is based, as set out in Part B Sections 1.1 to 1.5 of the Target's Statement;
- the sensitivity of the Directors' Forecast to changes in key assumptions, as set out in Part B Section 1.6 of the Target's Statement; and
- the risk factors faced by Southcorp in achieving the Directors' Forecast, as set out in Part B Section 1.7 of the Target's Statement.

The Directors' Forecast, including the Directors' best-estimate assumptions on which the Directors' Forecast is based, have been prepared by the Directors based on Southcorp as a stand alone entity, taking into consideration current strategies and based on the continuation of operations by existing Southcorp management.

The Directors' Forecast has been prepared by the Directors to provide investors with a guide to Southcorp's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The Directors' best-estimate assumptions underlying the Directors' Forecast are set out in Part B Sections 1.1 to 1.5 of the Target's Statement. There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of Southcorp during the forecast period may vary materially from the Directors' Forecast, and those variations may be materially positive or negative.

The sensitivity of the Directors' Forecast to changes in key assumptions is set out in Part B Section 1.6 of the Target's Statement, and the risk factors to which the business of Southcorp is exposed are set out in Part B Section 1.7 of the Target's Statement. Investors should consider the Directors' Forecast in conjunction with the analysis in those Sections.

The Directors' Forecast is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Scope of review of Directors' Forecast

We have reviewed the Directors' Forecast and the Directors' best-estimate assumptions underlying the Directors' Forecast in order to report whether anything has come to our attention which causes us to believe that:

- the Directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the Directors' Forecast;
- the Directors' Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Southcorp disclosed in the 2005 Half Year Report; and
- the Directors' Forecast itself is unreasonable.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the Directors' Forecast and the Directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Directors' Forecast or the Directors' best-estimate assumptions.

Review statements on the Directors' Forecast

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the Directors' best-estimate assumptions, as set out in Part B Sections 1.1 to 1.5 of the Target's Statement, when taken as a whole, do not provide reasonable grounds for the preparation of the Directors' forecast;
- the Directors' Forecast, as set out in Part B Section 1 of the Target's Statement, is not properly compiled on the basis of the Directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Southcorp disclosed in the 2005 Half Year Report; and
- the Directors' Forecast itself is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Southcorp and its Directors. If events do not occur as assumed, actual results achieved by Southcorp may vary significantly from the Directors' Forecast. Accordingly, we do not confirm or guarantee the achievement of the Directors' Forecast, as future events, by their very nature, are not capable of independent substantiation.

Independence

KPMG Transaction Services does not have any interest in the outcome of the proposed takeover, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of Southcorp and from time to time KPMG also provides Southcorp with certain other professional services for which normal professional fees are received.

General advice warning

As discussed in Part 1 of this document – FSG, this report has been prepared, and included in the Target's Statement, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully



J A Dunlop
Director

Corporate Directory

Registered Office
Southcorp Limited
ABN 80 007 722 643
403 Pacific Highway
Artarmon NSW 2064
Australia
or
PO Box 366
Artarmon NSW 1570
Australia
Telephone: (02) 9465 1000
International: +61 2 9465 1000
Facsimile: (02) 9465 1100
International: +61 2 9465 1100
Website: www.southcorp.com.au

Directors
T Brian Finn AO (Chairman)
Margaret Jackson AC (Deputy Chairman)
John Ballard (Chief Executive Officer)
Helen Lynch AM
Stephen Gerlach
John Murphy
Ern Pope

Company Secretary
Martin M Hudson

Shareholder Information Line
Within Australia: 1300 477 599
Outside Australia: +61 2 9240 7471

Share Registry
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Australia
or
GPO Box 1903
Adelaide SA 5001
Australia
Toll Free: 1800 817 074
International: +61 3 9415 4500
Facsimile: (08) 8236 2305
International: +61 8 8236 2305
Website: www.computershare.com

Legal Adviser
Allens Arthur Robinson
Level 17, The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia

Financial Adviser
Deutsche Bank
Level 18, Grosvenor Place
225 George Street
Sydney NSW 2000
Australia

Investigating Accountant
KPMG Transaction Services
10 Shelley Street
Sydney NSW 2000
Australia

External Auditors
KPMG
10 Shelley Street
Sydney NSW 2000
Australia

Foster's Offer is opportunistic & inadequate. Your Directors recommend you *reject* Foster's Offer.

Discard all documents they send you.

Ignore all phone calls they make to you.
Take no action at this time.

SOUTHCORP